Royal Bank of Canada

Third Quarter 2003

Report to Shareholders	3

Royal Bank reports third quarter 2003 results

TORONTO, August 26, 2003 — Royal Bank of Canada announced an increase to its quarterly common share dividend of 3 cents per share or 7 per cent to 46 cents, payable on November 24, 2003 to common shareholders of record on October 27, 2003.

     The bank’s quarterly common share dividend was last increased by 3 cents per share to 43 cents in the second quarter of 2003, for shareholders of record on April 23, 2003.

Improved revenue growth and better credit quality drive record results

TORONTO, August 26, 2003 — Royal Bank of Canada (RY on TSX & NYSE) announced record net income of $776 million for its third quarter ended July 31, 2003, up $54 million or 7% from a year ago. Diluted earnings per share were $1.14, up $.12 or 12%, with approximately $.02 of the increase due to the repurchase of common shares which is discussed on page 10. Return on equity was 17.4% compared to 16.1% a year ago. A 12.3% appreciation of the Canadian dollar relative to the U.S. dollar resulted in a lower translated value of U.S. dollar-denominated earnings, reducing net income by approximately $25 million, diluted earnings per share by $.04 and return on equity by 50 basis points. The movement of the Canadian dollar relative to major currencies other than the U.S. dollar had a minimal impact on the change in our earnings this quarter compared to a year ago.

     The results mentioned in this document are based on U.S. GAAP financial statements, with the exception of the specific provision for credit losses and the capital ratios, which are based on Canadian GAAP financial statements. Under Canadian GAAP, third quarter net income was $783 million, up 12% from $697 million a year ago, and diluted earnings per share were $1.16, up 17% from $.99 a year ago. The majority of the difference in earnings growth over a year ago under the two GAAPs related to RBC Banking and RBC Insurance, as discussed on pages 5 and 6.

     Commenting on the results, Gordon M. Nixon, President & CEO, said, “We are pleased with the record results this quarter and the pick-up in capital markets activity. We continue to invest in serving our clients better and growing our business to deliver strong shareholder returns.”

Table of contents
01	Quarterly highlights
02	Chief Executive Officer's message
03	Performance compared to objectives
04	Management's discussion and analysis
04	Overview
04	Results by geographic segment
04	Results by business segment
08	Financial priority: revenue growth and diversification
08	Financial priority: cost control
09	Financial priority: strong credit quality
10	Financial priority: balance sheet and capital management
10	Risk management
11	Business highlights
13	About Royal Bank of Canada
13	Caution regarding forward-looking statements
14	Financial highlights — U.S. GAAP
15	Financial statements — U.S. GAAP
24	Financial highlights — Canadian GAAP
25	Financial statements — Canadian GAAP
35	Shareholder information

     Total revenues were up $106 million or 3% from a year ago despite a $150 million decline in the translated value of U.S. dollar-denominated revenues this quarter due to the appreciation of the Canadian dollar relative to the U.S. dollar. Stronger trading revenues and higher loan volumes in Canadian personal and commercial banking contributed to the revenue growth.

     Non-interest expense increased $66 million or 3% from last year’s third quarter, reflecting costs associated with the acquisition of Business Men’s Assurance Company of America this quarter, costs relating to greater mortgage origination volumes generated in the U.S., higher pension and post-retirement benefit costs, and salaries associated with the expansion of the retail sales force in Canada earlier this year. The strengthening of the Canadian dollar relative to the U.S. dollar reduced non-interest expense by $110 million compared to a year ago.

     The specific provision for credit losses was $170 million or .31% of average loans, acceptances and reverse repurchase agreements, down from $216 million or .41% a year ago ($267 million or .51% after including net credit derivative losses).

     Compared to the second quarter of 2003, net income was up $87 million or 13% despite a $15 million decline in earnings due to the appreciation of the Canadian dollar relative to the U.S. dollar during the quarter. Diluted earnings per share were 15% higher, revenues up 6%, non-interest expense up 3% and the provision for credit losses down 19%. Higher volumes and spreads on retail loans in Canada, a pick-up in brokerage and institutional capital market activity, a longer quarter with three more days than in the second quarter, and lower loan loss provisions on personal, commercial and corporate loans accounted for the earnings improvement.

     Nine-month net income was $2,232 million, up $66 million or 3% from the first nine months of 2002, and nine-month diluted earnings per share were $3.24, up $.17 or 6%.

     At July 31, 2003, the Tier 1 capital ratio was 9.6% and the Total capital ratio was 12.7%, compared to 9.1% and 12.7%, respectively, one year ago.

Chief Executive Officer’s message

I am pleased to report record net income of $776 million in the third quarter, achieved despite ongoing weakness in the North American economies and a significant strengthening of the Canadian dollar relative to the U.S. dollar, which resulted in a lower translated value of U.S. dollar-denominated earnings and reduced net income by $25 million compared to a year ago.

     I will comment on our four major priorities and performance in those areas.

Strong fundamentals

Net income and diluted earnings per share were up 7% and 12%, respectively, in the third quarter over a year ago. The growth in earnings reflects stronger results from RBC Dain Rauscher and our Canadian brokerage operations, lower loan loss provisions on personal, commercial and corporate loans, and higher volumes of retail loans in Canada.

     As shown on page 3, our performance during the first nine months relative to our objectives for the year was strong in the areas of portfolio quality, expense management and capital ratios, with the provision for credit losses ratio below the target range, expenses unchanged and capital ratios above our medium-term goals. However, revenue growth was dampened, reflecting the very weak capital markets environment during the first six months of this fiscal year and the significant strengthening of the Canadian dollar this year, which lowered the translated value of U.S. dollar-denominated revenues by $275 million.

North American expansion

Net income from U.S. acquisitions (RBC Centura, RBC Dain Rauscher and RBC Liberty Insurance) increased to $76 million from $65 million a year ago due to strong results from RBC Dain Rauscher, whose net income increased by $25 million to $35 million. This was due to strong performance in its brokerage and fixed income divisions as well as lower expenses, including a decline in retention compensation costs. We are continuing to focus on enhancing the operating performance of our U.S. acquisitions through a variety of initiatives designed to grow revenues and improve operational efficiency.

     Since embarking on our U.S. expansion strategy in April 2000, we have completed 10 acquisitions, increasing our total client base by 24% or approximately 2.4 million clients. While we are pleased with the progress we have made on this front, we recognize that we must continue to execute our U.S. expansion strategies in a disciplined shareholder-focused manner to meet our goal of being recognized as a best-in-class provider of personal and business financial services in the U.S. To this end, we announced two acquisitions in July.

     RBC Centura announced the signing of an agreement to acquire the Florida operations of Provident Financial Group Inc. for approximately US$75 million in cash and the assumption of US$30 million of liabilities. This acquisition, which is expected to close in the fall of 2003, subject to customary closing conditions and regulatory approvals, will add 13 branches to RBC Centura’s existing 11 Florida branches acquired in January through the acquisition of Admiralty Bancorp, Inc.

     RBC Mortgage Company announced the signing of an agreement to acquire Sterling Capital Mortgage Company (SCMC) for approximately US$100 million. This acquisition, which is expected to close in the fall of 2003, subject to customary closing and regulatory approvals, adds 110 branch locations in 16 states and 16 Affiliated Business Arrangement joint ventures (which SCMC co-owns in partnership with residential home builders) to RBC Mortgage’s existing operations. It will place RBC Mortgage among the top 10 retail mortgage originators in the U.S. Following completion of this transaction, RBC Mortgage will have approximately 1,600 mortgage sales professionals operating out of nearly 200 offices in 32 states, with the ability to do business in all 50 states.

Superior client experience

We recently added a new strategic priority — “Superior client experience”. This new priority is consistent with our new vision statement — “Always earning the right to be our clients’ first choice” and it reinforces our commitment to client satisfaction, retention and growing our share of our clients’ business. The client experience is everything the client sees, hears, feels, touches and does when interacting with us, be it with client service representatives, with telephone banking representatives or over the Internet. To deliver a truly superior client experience we must serve clients the way they want to be served and provide them with a consistent and valued client experience across all of our distribution channels. We have spent considerable time looking at how we can better meet the needs of our clients and, in this regard, we are in the process of transforming our processes to be more simple, flexible and efficient.

Cross-enterprise leverage

Cross-enterprise leverage (which we previously referred to as cross-platform leverage) is about working across our businesses and functions to improve client service and offer our broad array of products and services in a more integrated fashion to our clients. It’s also about cutting costs by eliminating duplication that arises when businesses and functions operate autonomously. Different initiatives are being undertaken in this regard, including eliminating duplication between and within platforms, creating centres of expertise and further leveraging enterprise purchasing. We have also recently increased our focus on revenue and client-oriented initiatives and are starting to see progress as a result. For example, in November 2002, we launched RBC Referrals, a redesign of the previous referral program. Since its introduction at the beginning of this fiscal year, total business referred within RBC Financial Group was $.6 billion. As a result of the referrals, we captured $2 billion of new business transactions — a 77% increase over the same period a year ago.

     All in all, we are pleased with the financial performance delivered this quarter. In addition, we continue to invest financial and human resources in serving our clients better across the world and in growing our presence judiciously in the United States — investments that we anticipate will generate improving returns for our shareholders.

     I look forward to reporting to you on our performance again next quarter.

Gordon M. Nixon
President & Chief Executive Officer

Performance compared to objectives

	2003 objectives	Nine-month performance

1. Valuation
Maintain top quartile valuation levels:
• Share price/book value:	1st quartile of S&P/TSX Composite Banks Index (1)	1st quartile
• Share price/earnings:	1st quartile of S&P/TSX Composite Banks Index (1)	1st quartile (2)

Share price growth:	Above S&P/TSX Composite Banks Index (1)	Below the index

2. Earnings growth
Grow diluted earnings per share by:	10–15%	6%

3. Return on common equity (ROE)
Achieve an ROE of:	17–19%	16.6%

4. Revenue growth
Achieve revenue growth of:	5–8%	(1)%

5. Expense growth
Expense versus revenue:	Expense growth less than revenue growth	Expense growth nil and revenue growth (1)%

6. Portfolio quality
Achieve a ratio of specific provisions for credit losses to average loans, acceptances and reverse repurchase agreements (3):	..45–.55%	.36%
		.34% net of effect of credit derivatives (4)

7. Capital management
Capital ratios (3):	Maintain strong capital ratios	9.6% Tier 1 capital ratio 12.7% Total capital ratio versus medium-term goals of 8–8.5% and 11–12%, respectively

8. Dividend payout ratio (5)	35–45%	38%

(1)	Effective May 2003, the S&P/TSX Composite Banks Index replaced the TSX Banks & Trusts Index.

(2)	Computed by us on July 31, 2003, based on analysts’ average diluted earnings per share estimates for 2004.

(3)	Calculated based on our Canadian GAAP financial statements.

(4)	See discussion on page 9.

(5)	Common share dividends as a percentage of net income after preferred share dividends.

     Our financial information is expressed in Canadian dollars and is prepared in accordance with each of U.S. and Canadian generally accepted accounting principles (GAAP). U.S. GAAP financial information is provided on pages 15–22. Canadian GAAP financial information, including a reconciliation of significant differences from U.S. GAAP financial statements, is provided on pages 25–32. The management’s discussion and analysis which follows is based on financial information prepared in accordance with U.S. GAAP and would not read differently in any material respect based on the financial information prepared in accordance with Canadian GAAP, except as noted in the supplemental discussions on pages 4–9.

Management’s discussion & analysis

This portion of the Report to Shareholders provides a discussion and analysis of our financial condition and results of operations so as to enable a reader to assess material changes in financial condition and results of operations for the three-month and nine-month periods ended July 31, 2003, and the corresponding periods in the preceding fiscal year, with an emphasis on the most recent three-month period. See the “Management’s Discussion and Analysis” (U.S. GAAP) contained on pages 21 to 66 of our 2002 Annual Report for discussions in respect of previous years.

Overview

Net income in the third quarter was $776 million, up $54 million or 7% from a year ago. Diluted earnings per share were $1.14, up $.12 or 12%. Approximately $.02 of the improvement in diluted earnings per share was due to the repurchase of common shares as discussed on page 10. Return on equity was 17.4%, compared to 16.1% a year ago. A 12.3% appreciation of the Canadian dollar relative to the U.S. dollar (to an average of US$.728 in the third quarter from an average of US$.648 a year ago) resulted in a lower translated value of U.S. dollar-denominated earnings and reduced net income by $25 million, diluted earnings per share by $.04 and return on equity by 50 basis points. The movement of the Canadian dollar relative to other major currencies had a minimal impact on the change in our earnings compared to a year ago. The effect of significant fluctuations in the value of the Canadian dollar compared to other currencies may continue to affect our reported results. For example, reported income from our U.S. operations would be adversely affected were the Canadian dollar to continue to strengthen against the U.S. dollar. On August 22, the Canadian dollar closed at US$.713.

     Net income from U.S. acquisitions (RBC Centura, RBC Dain Rauscher and RBC Liberty Insurance) was $76 million, up from $65 million a year ago, primarily due to strong results at RBC Dain Rauscher that more than offset the impact of currency movements.

     Compared to the second quarter of 2003, net income was up $87 million or 13% despite a $15 million decline in earnings due to the appreciation of the Canadian dollar relative to the U.S. dollar during the quarter (to an average of US$.728 in the third quarter from an average of US$.684 in the second quarter). Diluted earnings per share were 15% higher, revenues up 6%, non-interest expense up 3% and the provision for credit losses down 19%. Higher volumes and spreads on retail loans in Canada, a pick-up in brokerage and institutional capital market activity, a longer quarter with three more days than in the second quarter, and lower loan loss provisions on personal, commercial and corporate loans accounted for the earnings improvement.

     Nine-month net income was $2,232 million, up $66 million or 3% from the same period a year ago and nine-month diluted earnings per share were $3.24, up $.17 or 6%, with $.05 of the increase attributable to common share repurchases.

Supplemental discussion — Canadian GAAP

Net income was $783 million, up $86 million or 12% from a year ago, and diluted earnings per share were $1.16, up 17% from $.99 a year ago. The majority of the difference in earnings growth over a year ago under the two GAAPs related to RBC Banking and RBC Insurance, as discussed on pages 5 and 6.

Results by geographic segment

As shown in the table on the bottom of page 21, net income from Canadian operations was up $23 million, with improvements recorded in each of the five business segments.

     Net income from U.S. operations decreased by $8 million from a year ago to $97 million this quarter, due to the strengthening of the Canadian dollar relative to the U.S. dollar.

     Other international net income increased by $39 million due to strong results in our international bond and global credit products businesses within RBC Capital Markets.

Results by business segment

Financial results for the business segments for the current quarter, previous quarter and same quarter a year ago are provided on page 21 (pages 30 and 31 for Canadian GAAP).

     GAAP does not prescribe a method for allocating equity to business segments. For management and reporting purposes, we attribute common equity to our business segments (including the Other segment) based on methodologies designed to measure the equity capital necessary to underpin the risks of the businesses in each segment, as discussed on page 54 of our 2002 Annual Report. The difference between our common equity and common equity attributed to our business segments is held in the Other segment. The capital attribution methodologies involve judgment by management, are revised from time to time with changes applied prospectively, and affect other measures such as business segment ROE.

     Effective the first quarter of this year, we reduced the equity capital attributed to goodwill and intangibles risk, consistent with our capital attribution for other risk categories, to reflect the benefits of having diversified businesses and risks. This resulted in reductions in average common equity attributed to the RBC Banking, RBC Investments and RBC Capital Markets segments. In the third quarter of 2003, average common equity attributed to all business segments, except RBC Insurance and RBC Global Services, was reduced largely as a result of the decline in the value of U.S. dollar-denominated assets due to the appreciation of the Canadian dollar relative to the U.S. dollar. The decrease in RBC Capital Markets was also the result of lower credit risk. Average common equity attributed to RBC Insurance was increased largely due to the acquisition of Business Men’s Assurance Company of America on May 1, 2003.

RBC Banking

	Q3/03 vs Q3/02		For the three months ended

			July 31	July 31
(C$ millions, except percentage amounts)	Increase (decrease)		2003	2002

Gross revenues	$71	4%	$1,960	$1,889
Non-interest expense	$54	5%	$1,163	$1,109
Provision for credit losses	$(10)	(7)%	$135	$145
Net income	$21	5%	$414	$393
ROE		270 bp	22.6%	19.9%
Average common equity	$(400)	(5)%	$7,250	$7,650

Net income was up $21 million or 5% from a year ago. Earnings in Canada rose by $30 million or 9%, while those from RBC Banking’s U.S. acquisitions (which include RBC Centura and its subsidiary, RBC Mortgage) were down $8 million (US$2 million) to $41 million (US$30 million) from $49 million (US$32 million) a year ago. The strengthening of the Canadian dollar relative to the U.S. dollar resulted in a $10 million reduction in the translated value of RBC Banking’s U.S. dollar-denominated earnings.

     RBC Banking’s revenues were up $71 million or 4% from the same period in 2002 despite a $43 million decline in the translated value of U.S. dollar-denominated revenues. Revenues in Canada rose 5% due to growth in both mortgages and deposits and a stable net interest margin. Despite a US$3 billion increase in mortgage origination volumes, RBC Banking’s U.S. acquisitions showed no revenue growth due to the effect of currency translation and a decline in U.S. net interest margins.

     Notwithstanding volume growth, the provision for credit losses decreased $10 million or 7% with improvements in the Canadian small business and student loan portfolios as well as in RBC Centura.

     Non-interest expense was up $54 million from a year ago, net of a $25 million reduction in expenses due to the strengthening of the Canadian dollar relative to the U.S. dollar. The higher expenses were largely due to costs associated with higher mortgage origination volumes in the United States, a $14 million increase in pension and post-retirement benefit costs, and additional salaries relating to the expansion of the sales force in Canada earlier this year. RBC Banking continues to rigorously control discretionary expenses.

     ROE increased 270 basis points from a year ago, principally reflecting a $400 million decline in average common equity attributed to this segment as described above.

     Nine-month net income was $1,175 million, up $31 million or 3% from the same period a year ago as higher earnings in Canada more than offset a $9 million decline in the translated value of earnings from U.S. acquisitions to $140 million (US$95 million) from $149 million (US$95 million) in the first nine months of last year.

Supplemental discussion — Canadian GAAP

Net income was $416 million, up $39 million or 10% from a year ago. The net income increase under Canadian GAAP was $18 million higher than under U.S. GAAP due to the adoption of AcG 13 under Canadian GAAP in November 2002. This resulted in increased revenues under Canadian GAAP this year, as under AcG 13 we mark to market our U.S. mortgage commitments which are recognized as derivatives. The growth rate under U.S. GAAP was lower, as these mortgage commitments have always been marked to market. The cumulative adjustment for AcG 13 under Canadian GAAP was booked in the first quarter of 2003.

RBC Insurance

	Q3/03 vs Q3/02		For the three months ended

			July 31	July 31
(C$ millions, except percentage amounts)	Increase (decrease)		2003	2002

Premiums & deposits	$20	4%	$556	$536
Earned premiums	$(51)	(12)%	$372	$423
Fee revenue/other	$(4)	(11)%	$34	$38
Policy benefits	$36	12%	$(264)	$(300)
Acquisition costs	$21	28%	$(55)	$(76)

Non-interest revenue	$2	2%	$87	$85
Net interest income	$29	54%	$83	$54

Gross revenues	$31	22%	$170	$139
Non-interest expense	$26	29%	$117	$91
Net income	$8	16%	$57	$49
ROE		(220)bp	24.4%	26.6%
Average common equity	$200	29%	$900	$700

     Net income increased $8 million or 16% from a year ago, largely due to stronger performance in the home and auto insurance, Canadian life insurance and reinsurance businesses. Net income at RBC Liberty Insurance was nil (US$nil) compared to $6 million (US$4 million) a year ago due to integration costs relating to the acquisition of Business Men’s Assurance Company of America on May 1, 2003.

     Earned premiums decreased by $51 million due to a change in the mix of European life reinsurance contracts, which more than offset higher earned premiums in other businesses. The European life reinsurance contracts are renewed annually, and the contracts written in 2003 carry lower premiums, acquisition costs and policyholder benefits, although approximately the same level of expected profitability as the contracts written in 2002. Domestic earned premiums grew by 2%, led by higher volumes of home and auto insurance, offsetting lower travel insurance sales.

     Non-interest expense increased by $26 million or 29% largely due to $8 million of non-recurring costs and $13 million of operational costs associated with the acquisition of Business Men’s Assurance Company of America and costs related to higher business volumes.

     ROE declined by 220 basis points from a year ago, reflecting higher average common equity attributed to this segment, as discussed on page 5.

     Nine-month net income was $167 million, up 20% from the same period a year ago. RBC Liberty Insurance net income was $13 million (US$9 million) compared to $17 million (US$11 million) a year ago.

Supplemental discussion — Canadian GAAP

Net income increased by $28 million from a year ago to $56 million in the third quarter. In addition to strong performance in virtually all lines of business, notable improvement was shown in the life insurance business under Canadian GAAP. While results a year ago required a strengthening of reserves as markets and interest rates fell, results in the third quarter reflected a more stable and improving situation. RBC Liberty Insurance net income was nil (US$nil) compared to $(8) million (US$(5) million) a year ago.

     Nine-month net income was $158 million, up $57 million or 56% from the same period a year ago. RBC Liberty Insurance net income was $11 million (US$7 million) compared to $(11) million (US$(7) million) a year ago.

RBC Investments

	Q3/03 vs Q3/02		For the three months ended

			July 31	July 31
(C$ millions, except percentage amounts)	Increase (decrease)		2003	2002

Gross revenues	$7	1%	$904	$897
Non-interest expense	$(37)	(5)%	$733	$770
Net income	$29	35%	$113	$84
ROE		600 bp	16.7%	10.7%
Average common equity	$(300)	(10)%	$2,650	$2,950

Net income was up $29 million or 35% from a year ago due to higher earnings in the U.S. and Canadian brokerage operations.

     RBC Dain Rauscher’s net income increased by $25 million to $35 million, despite a $5 million decline in earnings due to the strengthening of the Canadian dollar relative to the U.S. dollar. The higher earnings were largely due to strong results from its fixed income division and lower expenses, including a $10 million decline in retention compensation costs to $13 million.

     Revenues increased by $7 million or 1% despite a $57 million reduction in the translated value of U.S. dollar-denominated revenues. The higher revenues largely reflected strong performance in U.S. and Canadian brokerage businesses and at RBC Dain Rauscher’s fixed income division.

     Non-interest expense fell by $37 million, or 5%, as a $48 million reduction in the translated value of U.S. dollar-denominated expenses, savings from cost containment initiatives and the lower retention compensation costs mentioned earlier more than offset higher variable compensation costs.

     ROE increased by 600 basis points from a year ago, reflecting higher earnings and lower average common equity attributed to this segment, as discussed on page 5.

     Nine-month net income was $286 million, up $36 million or 14% from the same period a year ago. RBC Dain Rauscher’s nine-month net income was $63 million (US$44 million) up from $(13) million (US$(8) million) a year ago due to the factors described above.

RBC Capital Markets

	Q3/03 vs Q3/02		For the three months ended

			July 31	July 31
(C$ millions, except percentage amounts)	Increase (decrease)		2003	2002

Gross revenues	$43	7%	$688	$645
Non-interest expense	$6	1%	$420	$414
Provision for credit losses	$(37)	(49)%	$39	$76
Net income	$45	44%	$147	$102
ROE		630 bp	15.9%	9.6%
Average common equity	$(350)	(9)%	$3,650	$4,000

     Net income increased by $45 million or 44% from a year ago despite a $12 million decline in earnings due to the strengthening of the Canadian dollar relative to the U.S. dollar. The growth in earnings was largely due to strong performance in the fixed income businesses, a lower provision for credit losses and the fact that a year ago we had recorded a $51 million net loss ($32 million after-tax) relating primarily to credit protection provided to counterparties to obtain exposure to a large U.S. telecommunication company.

     Revenues increased by $43 million or 7% despite a $34 million reduction in the translated value of U.S. dollar-denominated revenues. The revenue increase largely reflects the above-mentioned $51 million net loss a year ago. Strong performance in the fixed income trading businesses offset lower revenues from investment banking, equity sales & trading activities and equity derivative trading activities compared to a year ago.

     The provision for credit losses decreased by $37 million, primarily due to recoveries and lower provisions relating to accounts in the telecommunication sector.

     Non-interest expense increased by $6 million or 1% from a year ago despite a $19 million decrease in the translated value of U.S. dollar-denominated expenses. The higher expenses reflect a combination of new growth initiatives, severance costs, and greater variable compensation costs associated with higher net income.

     Dain Rauscher Wessels’ operations were fully integrated into RBC Capital Markets in the first quarter of 2002. Retention compensation costs associated with this acquisition were $2 million this quarter, down from $11 million a year ago.

     ROE increased by 630 basis points from a year ago, reflecting an increase in earnings this quarter and a $350 million reduction in average common equity attributed to this segment for the reasons described on page 5.

     For the nine-month period, net income was $360 million, up $17 million or 5% from the same period a year ago.

Supplemental discussion — Canadian GAAP

Net income was $142 million, up $49 million or 53% from a year ago. Revenues increased by $56 million or 9% to $686 million, reflecting a $51 million net loss ($32 million after-tax) recorded a year ago largely relating to credit protection provided to counter-parties to obtain exposure to a large U.S. telecommunication company as discussed earlier.

RBC Global Services

	Q3/03 vs Q3/02		For the three months ended

			July 31	July 31
(C$ millions, except percentage amounts)	Increase (decrease)		2003	2002

Gross revenues	$6	3%	$218	$212
Non-interest expense	$9	6%	$149	$140
Provision for credit losses	$(2)	n.m.	—	$2
Net income	—	—	$49	$49
ROE		(200)bp	30.4%	32.4%
Average common equity	$50	8%	$650	$600

n.m.	not meaningful

Net income was unchanged from a year ago as an increase in revenues and a decline in the provision for credit losses were offset by higher non-interest expense, which reflected an increased level of business activity.

     ROE was 30.4% compared to 32.4% a year ago, reflecting higher common equity attributed to this segment, as discussed on page 5.

     For the nine-month period, net income was $134 million, up $5 million from the same period a year ago, and ROE was 27.9% compared to 28.4% a year ago.

Other

	Q3/03 vs Q3/02		For the three months ended

			July 31	July 31
(C$ millions, except percentage amounts)	Increase (decrease)		2003	2002

Gross revenues	$(52)	(66)%	$27	$79
Non-interest expense	$8	89%	$(1)	$(9)
Net income (loss)	$(49)	(109)%	$(4)	$45
ROE		(1,480)bp	(.8)%	14.0%
Average common equity	$1,100	88%	$2,350	$1,250

Net income was down $49 million from the same period a year ago. The decline is largely attributable to refinements to the rates used to attribute earnings on capital to our business segments (which resulted in lower earnings reported in the Other segment) as well as lower securitization revenues.

     The decline in ROE largely reflects the decrease in earnings as well as a significant increase in average common equity over the past year. Common equity in excess of that required to support the risks in our five business segments is held in the Other segment. A discussion of common equity attribution is provided on pages 4 and 5.

     For the nine-month period, net income was $110 million, down $51 million or 32% from the same period a year ago.

Supplemental discussion — Canadian GAAP

Net income was $7 million, down $61 million from a year ago. The difference in the earnings decline under U.S. and Canadian GAAP was largely due to differences in accounting treatment for stock appreciation rights.

Financial priority: revenue growth and diversification

Revenues

	Q3/03 vs Q3/02		For the three months ended

			July 31	July 31
(C$ millions, except percentage amounts)	Increase (decrease)		2003	2002

Net interest income	$(19)	(1)%	$1,741	$1,760
Non-interest revenue	$125	6%	$2,226	$2,101

Gross revenues	$106	3%	$3,967	$3,861

Total revenues were up $106 million or 3% from a year ago despite a $150 million decline in the translated value of U.S. dollar-denominated revenues due to the strengthening of the Canadian dollar relative to the U.S. dollar. Stronger trading revenues and higher loan volumes in Canadian personal and commercial banking contributed to the revenue growth.

     Nine-month revenues were down $139 million or 1% from the same period a year ago, reflecting weak capital markets in the first half of this fiscal year and a $275 million decline in the translated value of U.S. dollar-denominated revenues.

Net interest income

Net interest income was down $19 million or 1% from a year ago, reflecting higher funding costs in the derivative trading businesses and the intentional shrinking of the low-return corporate loan portfolio in RBC Capital Markets.

     The net interest margin (net interest income as a percentage of average assets) declined to 1.72% from 1.90% a year ago, largely due to higher amounts and funding costs of low-interest-yielding assets such as securities.

     Nine-month net interest income was down 2% from the same period a year ago, and the nine-month net interest margin was 1.75%, down from 1.94% in the first nine months of 2002, largely for the reasons mentioned above.

Non-interest revenue

Non-interest revenue was up $125 million or 6% from the third quarter of 2002, largely due to stronger trading revenues.

     Trading revenues were up $103 million or 23% due to higher returns in fixed income and foreign exchange businesses, capital market fees (consisting of fees from full-service brokerage, discount brokerage and institutional business) up $32 million or 7%, mortgage banking revenues (which relate to mortgages originated in the U.S.) up $8 million or 15% and other non-interest revenues up $32 million or 44%, reflecting a $51 million net loss a year ago relating primarily to credit protection provided to counterparties to obtain exposure to a large U.S. telecommunication company. Investment management and custodial fees were down $37 million or 12%, mutual fund revenues down $20 million or 11% and securitization revenues down $9 million or 24%.

     Nine-month non-interest revenue was down 1% from the same period a year ago.

Financial priority: cost control

Non-interest expense

Non-interest expense increased $66 million or 3% from last year’s third quarter, reflecting $21 million of costs associated with the acquisition of Business Men’s Assurance Company of America this quarter, costs relating to greater mortgage origination volumes in the U.S., a $15 million increase in pension and post-retirement benefit costs, and salaries associated with the expansion of the retail sales force in Canada earlier this year. The strengthening of the Canadian dollar relative to the U.S. dollar reduced non-interest expense by $110 million compared to a year ago.

     Each of our five business segments is continuing to reduce discretionary spending and identifying opportunities to permanently remove costs from its respective cost base.

     Nine-month non-interest expense was unchanged from the same period a year ago. The stronger Canadian dollar relative to the U.S. dollar reduced nine-month non-interest expense by $200 million.

Financial priority: strong credit quality

Nonaccrual loans

Nonaccrual loans were $1.9 billion at July 31, 2003, down $264 million from the end of the last quarter and down $472 million from a year ago. As shown in the table at the top of page 23, $247 million of the decrease from last quarter occurred in the business and government loan portfolio. As a percentage of total loans and acceptances, nonaccrual loans were 1.06%, compared to 1.22% in the second quarter and 1.32% a year ago.

Provision for credit losses

	For the three months ended

	July 31	April 30	July 31
(C$ millions)	2003	2003	2002

U.S. GAAP
Allocated	$162	$213	$220
Unallocated	5	(2)	(4)

Total provision for credit losses	$167	$211	$216
Credit derivative gains (1)	—	—	(4)
Credit derivative losses (2)	—	—	55

Total provision for credit losses net of credit derivative gains/losses	$167	$211	$267

Canadian GAAP
Specific provisions	$170	$211	$216

General provision
Allocated	(5)	2	4
Unallocated	5	(2)	(4)

Total general provision	—	—	—
Total provision for credit losses	$170	$211	$216
Credit derivative gains (1)	—	—	(4)
Credit derivative losses (2)	—	—	55

Total provision for credit losses net of credit derivative gains/losses	$170	$211	$267

Average loans, acceptances and reverse repurchase agreements	$214,414	$216,274	$208,338
Specific provision for credit losses as a percentage of average loans, acceptances and reverse repurchase agreements	0.31%	0.40%	0.41%
Specific provision for credit losses net of credit derivative gains/losses as a percentage of average loans, acceptances and reverse repurchase agreements	0.31%	0.40%	0.51%

(1)	Mark-to-market gains on derivatives purchased to hedge accounts that have been classified as nonaccrual/impaired (gains recorded in non-interest revenue/other income). The gain recorded in Q3/02 related to a telecommunication sector account that was classified as nonaccrual/impaired in Q2/02 (the credit derivative settled in Q3/02).

(2)	Mark-to-market losses recorded in non-interest revenue/other income. We had provided credit protection through derivatives to counterparties in order to obtain exposure to a large U.S. telecommunication company. This company defaulted in Q3/02 and the related credit derivatives settled in Q4/02.

     As shown in the table on the left, the total provision for credit losses was $167 million, down from last quarter and a year ago. Lower provisions were recorded in the personal, commercial and corporate loan portfolios. As mentioned in the footnotes to the table on the left, we recorded credit derivative gains of $4 million and credit derivative losses of $55 million a year ago. The net loss of $51 million on these credit derivatives reduced non-interest revenue in last year’s third quarter in accordance with FAS 133. Management believes an analysis that nets credit derivative gains and losses on accounts in default against the provision for credit losses is useful since it reflects the full loss associated with such accounts and management considers such information when evaluating its credit exposures. Management also believes that investors may find this information useful in their assessment of our credit quality and risk management.

     During the quarter, net charge-offs (charge-offs, net of recoveries) were $227 million or .51% of average loans and acceptances, versus $349 million or ..79% a year ago and $228 million or .53% in the second quarter of 2003.

Supplemental discussion — Canadian GAAP

As shown in the table on the left, the specific provision for credit losses was $170 million, down from last quarter and a year ago. The specific provision for credit losses under Canadian GAAP was $3 million higher than under U.S. GAAP as a result of differences in the accounting for loan substitute securities. As mentioned in the footnotes to the table on the left, we recorded credit derivative gains of $4 million and credit derivative losses of $55 million a year ago. The net loss of $51 million on these credit derivatives was recorded in Other income.

     Specific provisions as a percentage of average loans, acceptances and reverse repurchase agreements were .31% this quarter compared to .40% in the second quarter and .41% a year ago (.51% a year ago if the $4 million credit derivative gain and the $55 million credit derivative loss were netted against the provision for credit losses).

     For the nine months to date, the specific provision for credit losses was $581 million or .36% of average loans, acceptances and reverse repurchase agreements (.34% if $29 million of credit derivative gains in the first quarter of this year were netted against the provision for credit losses).

Financial priority: balance sheet and capital management

Assets

Total assets were $409 billion at July 31, 2003, up $10.9 billion or 3% from April 30, 2003, and up $31.6 billion or 8% from July 31, 2002.

     Compared to April 30, 2003, cash resources were down $.7 billion or 3%. Securities were up $3.9 billion or 4% largely due to an increase in available for sale securities. Loans (before allowance for loan losses) were up $3.1 billion. Business and government loans were down $.7 billion, reflecting our deliberate effort to reduce the size of our corporate loan portfolio, while residential mortgages were up $2.8 billion (after the securitization of $1.3 billion of residential mortgages during the quarter), personal loans were up $.7 billion and credit card balances up $.3 billion. Other assets were down $.3 billion. Other — other assets increased $1.9 billion and derivative-related amounts decreased $1.3 billion.

     Compared to July 31, 2002, cash resources were up $1.8 billion or 9%, and securities were up $16.7 billion or 18% due to an increase in trading securities and available for sale securities. Loans (before allowance for loan losses) were up $1.4 billion. Business and government loans were down $6.9 billion, reflecting our deliberate effort to reduce the size of our corporate loan portfolio, while residential mortgages were up $6.6 billion (after the securitization of $4.4 billion of residential mortgages during the 12 months ended July 31, 2003), personal loans up $.9 billion and credit cards balances up $.9 billion. Other assets were up $4.7 billion, largely driven by a $4.6 billion increase in derivative-related amounts due to a decline in interest rates and higher interest rate swap volumes and also a $1.7 billion increase in Other — other assets.

     Other — other assets of $17.3 billion includes $726 million (US$517 million) of receivables plus accrued interest due from Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank), relating to a derivative contract that is the subject of litigation with Rabobank, as discussed in Note 5 to the financial statements on page 21. Subsequent to quarter-end, we reached a settlement agreement with Enron Corporation, the Enron Creditors’ Committee and Rabobank under which we will receive a settlement currently valued at approximately US$195 million plus interest. The settlement will reduce the amount owing by Rabobank under the terms of the total return swap by the same amount and will not otherwise affect the ongoing litigation with Rabobank. The settlement agreement is subject to court approval.

Deposits

Total deposits were $258 billion, up $6.2 billion or 2% from April 30, 2003, and up $11.7 billion or 5% from July 31, 2002. Interest-bearing deposits were up $4.9 billion or 2% from April 30, 2003 and up $10.9 billion or 5% from July 31, 2002, while non-interest-bearing deposits increased by $1.3 billion or 5% from April 30, 2003, and $.8 billion or 3% from July 31, 2002.

Capital

Capital strength for Canadian banks is defined according to guidelines issued by the Superintendent of Financial Institutions Canada (OSFI) using Canadian GAAP financial information. OSFI has formally established risk-based capital targets for deposit-taking institutions in Canada of 7% for the Tier 1 capital ratio and of 10% for the Total capital ratio.

     At July 31, 2003, using OSFI guidelines and Canadian GAAP financial information, our Tier 1 capital ratio was 9.6% versus 9.1% at July 31, 2002, while the Total capital ratio was 12.7%, unchanged from July 31, 2002. Both ratios were above our medium-term (3–5 year) capital goals of 8–8.5% for Tier 1 capital and 11–12% for Total capital. Risk-adjusted assets of $169.8 billion at July 31, 2003, were up 2% from April 30, 2003 and up 1% from July 31, 2002.

     Under a normal course issuer bid on the Toronto Stock Exchange that commenced on June 24, 2002, we repurchased during the quarter 2.7 million common shares for $159 million at an average price of $59.36 per share. Since the commencement of this program to June 23, 2003, we repurchased 18.5 million common shares for $1,015 million at an average price of $54.99 per share.

     On June 20, 2003, we announced the renewal, commencing June 24, 2003 for a one-year period, of our normal course issuer bid on the Toronto Stock Exchange. Under this renewed program, we can repurchase up to 25 million common shares. Since the commencement of the renewed program to July 31, 2003, we repurchased 2.3 million common shares for $137 million at an average cost of $58.45 per share.

     In total, we repurchased 5 million shares during the quarter for $296 million at an average price of $58.94 and 17.9 million shares over the past 12 months for $1,006 million at an average price of $56.10.

Risk management

Liquidity risk

Our liquidity management objective is to ensure that we have the ability to generate or obtain sufficient cash or its equivalents in a timely and cost-effective manner to meet our commitments as they become due. Two key elements of our liquidity management framework are policies for minimum levels of unencumbered liquid assets and limits on maximum net fund outflows over specified time periods. As at July 31, 2003, we were in compliance with these policies. These and other elements of the liquidity management framework are discussed in more detail on pages 56, 57, 62 and 63 of our 2002 Annual Report and have not materially changed since the 2002 Annual Report.

     We use liquid assets and reverse repurchase agreements in managing our short-term liquidity. At July 31, 2003, our liquid assets and assets purchased under reverse repurchase agreements totalled $176 billion or 43% of total assets, up from $167 billion or 42% of total assets at April 30, 2003, and up from $149 billion or 39% of total assets at July 31, 2002. For the three months ended July 31, 2003, our average liquid assets and average assets purchased under reverse repurchase agreements totalled $168 billion or 42% of total average assets, as compared to $165 billion or 41% last quarter and $149 billion or 40% a year ago. At July 31, 2003, securities and collateral of $53 billion were pledged, sold under repurchase agreements or obligations related to securities sold short. This is down from $55 billion at April 30, 2003, and up from $44 billion at July 31, 2002.

Market risk measures — trading activities

As outlined on pages 55 and 56 of our 2002 Annual Report, we have established risk management policies and limits for our trading activities that allow us to monitor and control the exposure to market risk resulting from these activities. These policies have not changed materially since the 2002 Annual Report. The market risk associated with trading activities is managed primarily through a Value-At-Risk (VAR) methodology.

     The table below shows the quarter-end, high, average and low VAR by major risk category for our combined trading activities for the quarters ended July 31, 2003 and July 31, 2002, and indicates that the Global VAR amounts in the third quarter of 2003 were slightly less than the levels a year ago. The graphs following the table below show the daily net trading revenue compared to the global trading VAR amounts and a histogram of daily net trading revenue for the quarter ended July 31, 2003. There were three days with net trading losses during the third quarter.

Trading activities (1)

	For the three months ended July 31, 2003				For the three months ended July 31, 2002

(C$ millions)	Quarter-end	High	Average	Low	Quarter-end	High	Average	Low

Global VAR by major risk category
Equity	$5	$11	$6	$4	$7	$12	$9	$6
Foreign exchange and commodity	2	6	2	1	3	9	3	1
Interest rate	9	12	9	7	9	12	6	2
Global VAR (2)	$10	$14	$11	$8	$12	$18	$12	$8

(1)	Amounts are presented on a pre-tax basis and represent one-day VAR at a 99% confidence level.

(2)	Global VAR reflects the correlation effect from each of the risk categories through diversification.

DAILY NET TRADING REVENUE VERSUS GLOBAL TRADING VAR (C$ millions)	HISTOGRAM OF DAILY NET TRADING REVENUE (number of days)

Business highlights

RBC Banking

RBC Centura Bank growing Florida presence with acquisition of 13 Florida branches: As part of our retail banking expansion strategy in the Southeast U.S., RBC Centura Bank announced in July the signing of an agreement to acquire the Florida operations of Provident Financial Group Inc. for approximately US$75 million cash and the assumption of US$30 million of liabilities. This acquisition, which is expected to close in the fall of 2003, subject to customary closing conditions and regulatory approvals, will add 13 branches to RBC Centura’s existing 11 Florida branches acquired in January through the acquisition of Admiralty Bancorp, Inc.

RBC Mortgage expanding U.S. footprint: In support of our strategic priority to grow our U.S. national lines of business, RBC Mortgage Company announced in July the signing of an agreement to acquire Sterling Capital Mortgage Company (SCMC) for approximately US$100 million. This acquisition, which is expected to close in the fall of 2003, is subject to customary closing and regulatory approvals. It adds 110 branch locations in 16 states, and 16 Affiliated Business Arrangement joint ventures (which SCMC co-owns in partnership with residential home builders), to RBC Mortgage’s existing operations, making RBC Mortgage among the top 10 retail mortgage originators in the U.S. Following completion of this transaction, RBC Mortgage will have approximately 1,600 mortgage sales professionals operating out of nearly 200 offices in 32 states, with the ability to do business in all 50 states.

Continued strength in RBC Platinum Avion Visa card sales: RBC’s Platinum Avion Visa card continues to be very popular with Canadian consumers, with year-to-date new cards issued more than 200% higher than in 2002. Total Avion purchases and cash advances increased 25% in the third quarter compared to the same period a year ago. In addition to earning points towards specially selected merchandise items, gift certificates, movie passes, or investment rewards, Avion cardholders can redeem their points for flights on over 60 airlines, including Air Canada and WestJet, with no blackout periods, seating restrictions, or booking fees. Avion points can also be transferred to the American Airlines and British Airways frequent flyer programs.

RBC Insurance

Internet-available term life insurance introduced by RBC Liberty Insurance: In June, RBC Liberty Insurance launched its RBC ExpressTermSM, one of the first widely distributed, simple-issue term life insurance products available through online purchase. RBC ExpressTermSM does not require agent involvement or traditional signatures and allows clients to submit applications and have their life insurance policy accepted, underwritten and issued during a single online session.

Recognized as top travel insurance provider in Canada: For the second consecutive year, RBC Insurance was voted number one in the travel insurance category at the annual Canadian Travel Press/Travel Courier Agents’ Choice Awards. As top insurance provider, RBC Insurance was selected Favourite Travel Insurance Company as selected by travel agents across Canada.

RBC Investments

RBC Asset Management Inc. renames mutual funds to RBC Funds: RBC Asset Management Inc. renamed its family of mutual funds consistent with RBC Financial Group corporate branding. Royal Mutual Fund and the RBC Advisor Funds families have been renamed under a single product line known as RBC Funds and will continue to be offered through RBC Royal Bank branches and independent advisors.

RBC Dain Rauscher Fixed Income Group and RBC Mortgage work together to lower cost of securitizing and distributing residential mortgages: The RBC Dain Rauscher Fixed Income Group has been successful in directing more than US$400 million in securitized residential mortgage loans to its Fixed Income Group’s institutional clients. In the past, RBC Mortgage exclusively sold its loan production to intermediaries and counterparties, who in turn made available securitized mortgages to RBC Dain Rauscher for sale to its institutional clients.

RBC Investments Emerging Markets Fixed Income Group partners with RBC Capital Markets to enhance global fixed income offering: This new venture leverages RBC Capital Markets’ sales force, risk management and technology and RBC Investments’ expertise in emerging markets to offer institutional and private clients a wider range of global fixed income and advisory services. Given emerging market countries represent 75% of the world’s population and 50% of global gross domestic product, emerging market debt can be a key component of a client’s global investments.

RBC Capital Markets

New business: RBC Capital Markets participated in a number of significant transactions during the quarter, including:

•	Acted as sole underwriter of a £750 million bridge facility associated with Wittington Investments Limited’s acquisition of Selfridges plc.

•	First phase of syndication completed on US$4 billion Alcan Inc. financing, of which RBC Capital Markets underwrote US$1.3 billion.

•	Co-managed $1 billion Yellow Pages Income Fund initial public offering and acted as co-lead underwriter and sole book-runner for $1.3 billion loan facility.

•	Advised DuPont Corp. on acquisition of all outstanding shares of DuPont Canada. Transaction was valued at $1.4 billion.

Continued strength in fixed income underwriting: Ranked #1 among Canadian peers in fixed income league tables for the first six months of the calendar year with 410 deals with an aggregate value of $30.4 billion, ahead of our nearest competitor with 136 deals aggregating $14.8 billion in value.

RBC Global Services

Recognized as European leader in custody service: RBC Global Services was ranked number one in the world for quality of global custody service to European clients in the 2003 Global Investor survey magazine rankings. The annual survey, released in May, received input from 79 of the top 100 world asset fund managers.

Introduced risk measurement tool: RBC Global Services launched BENCHMARK® Risk Measurement, a service to help institutional investors manage downside investment risk. The service utilizes software developed by RiskMetrics Group, a leading financial analytics provider, to calculate Value-At-Risk (VAR) and give clients a convenient tool to compare risk across asset classes and sectors, examine how even small changes in position weighting can affect portfolio (or funding) risk and measure how completely eliminating a particular holding can affect risk, taking into account the “hidden” effects of natural hedging.

Re-appointed custodian by British Columbia Investment Management Corporation: RBC Global Services announced in July that it had been reappointed by British Columbia Investment Management Corporation to provide global custody and related services for its diversified $57 billion portfolio of assets.

About Royal Bank of Canada

Royal Bank of Canada (TSX, NYSE: RY) uses the initials RBC as a prefix for its businesses and operating subsidiaries, which operate under the master brand name of RBC Financial Group. Royal Bank of Canada is Canada’s largest financial institution as measured by market capitalization and assets, and is one of North America’s leading diversified financial services companies. It provides personal and commercial banking, wealth management services, insurance, corporate and investment banking, and transaction processing services on a global basis. The company employs 60,000 people who serve more than 12 million personal, business and public sector clients through offices in North America and some 30 countries around the world. For more information, please visit rbc.com.

Caution regarding forward-looking statements

From time to time, we make written and oral forward-looking statements, included in this interim report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission, in reports to shareholders and in other communications, which are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among others, statements with respect to our objectives for 2003, and the medium and long terms, and strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. The words “may,” “could,” “should,” “would,” “suspect,” “outlook,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” and words and expressions of similar import are intended to identify forward-looking statements.

     By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the strength of the Canadian economy in general and the strength of the local economies within Canada in which we conduct operations; the strength of the United States economy and the economies of other nations in which we conduct significant operations; the effects of changes in monetary and fiscal policy, including changes in interest rate policies of the Bank of Canada and the Board of Governors of the Federal Reserve System in the United States; changes in trade policy; the effects of competition in the markets in which we operate; inflation; capital market and currency market fluctuations; the timely development and introduction of new products and services in receptive markets; the impact of changes in the laws and regulations regulating financial services (including banking, insurance and securities); changes in tax laws; technological changes; our ability to complete strategic acquisitions and to integrate acquisitions; unexpected judicial or regulatory proceedings; unexpected changes in consumer spending and saving habits; the possible impact on our businesses of international conflicts and other developments including those relating to the war on terrorism; and our anticipation of and success in managing the risks implicated by the foregoing.

     We caution that the foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on our behalf.

Information contained in or otherwise accessible through the Web sites mentioned in this interim report does not form a part of this interim report. All references in this interim report to Web sites are inactive textual references and are for your information only.

U.S. GAAP

Selected financial highlights (unaudited) (1)

		As at and for the three months ended				For the nine months ended

	Change from				Change from
(C$ millions, except per share	July 31	July 31	April 30	July 31	July 31	July 31	July 31
and percentage amounts)	2002	2003	2003	2002	2002	2003	2002

Earnings
Net interest income	(1)%	$1,741	$1,696	$1,760	(2)%	$5,240	$5,343
Non-interest revenue	6	2,226	2,053	2,101	(1)	6,440	6,476
Gross revenues	3	3,967	3,749	3,861	(1)	11,680	11,819
Provision for credit losses	(23)	167	211	216	(30)	578	830
Non-interest expense	3	2,581	2,514	2,515	—	7,654	7,643
Net income	7	776	689	722	3	2,232	2,166
Return on common equity (2)	130bp	17.4%	15.4%	16.1%	(10)bp	16.6%	16.7%

Balance sheet information
Loans (before allowance for loan losses)	1%	$173,239	$170,117	$171,824
Assets	8	409,087	398,185	377,536
Deposits	5	257,733	251,566	246,040
Subordinated debentures	(7)	6,780	6,828	7,318
Common equity	2	17,602	17,612	17,270

Capital ratios (Canadian basis) (3)
Common equity to risk-adjusted assets	20bp	10.4%	10.6%	10.2%
Tier 1 capital	50	9.6%	9.6%	9.1%
Total capital	—	12.7%	12.8%	12.7%
Capital ratios (U.S. basis) (4)
Common equity to risk-adjusted assets	10bp	10.4%	10.7%	10.3%
Tier 1 capital	40	8.9%	8.9%	8.5%
Total capital	10	12.1%	12.2%	12.0%

Common share information
Shares outstanding (in thousands)
End of period	(2)%	658,612	662,427	671,671	(2)%	658,612	671,671
Average basic	(2)	660,810	664,634	673,787	(2)	663,808	674,004
Average diluted	(2)	668,133	671,991	680,712	(1)	671,362	680,370
Earnings per share
Basic	12%	$1.16	$1.00	$1.04	6%	$3.28	$3.10
Diluted	12	1.14	0.99	1.02	6	3.24	3.07
Share price
High (5)	5%	$61.64	$59.91	$58.89	5%	$61.64	$58.89
Low (5)	26	56.75	53.26	45.05	18	53.26	45.05
Close	10	58.90	59.80	53.45	10	58.90	53.45
Dividends per share	13	0.43	0.43	0.38	13	1.26	1.12
Book value per share — period end	4	26.73	26.59	25.71	4	26.73	25.71
Market capitalization (C$ billions)	8	38.8	39.6	35.9	8	38.8	35.9

Number of:
Employees (full-time equivalent)	833	60,621	59,575	59,788
Automated banking machines	(55)	4,465	4,538	4,520
Service delivery units:
Canada	(14)	1,301	1,304	1,315
International	(34)	777	771	811

(1)	Financial information is derived from U.S. GAAP consolidated financial statements, unless otherwise noted. Select definitions are available in the Glossary on pages 103 and 104 of the 2002 Annual Report.

(2)	Net income available to common shareholders as a percent of average common equity (which is calculated as the average of the monthly common equity balances for the period).

(3)	Using guidelines issued by the Superintendent of Financial Institutions Canada (OSFI) and Canadian GAAP financial information.

(4)	Using guidelines issued by the Board of Governors of the Federal Reserve System in the United States and U.S. GAAP financial information.

(5)	Intraday high and low share prices.

U.S. GAAP

Interim consolidated financial statements (unaudited)

Consolidated balance sheet (unaudited)

	July 31	April 30	October 31	July 31
(C$ millions)	2003	2003	2002	2002

Assets
Cash resources
Cash and due from banks	$2,474	$2,669	$2,534	$2,227
Interest-bearing deposits with banks	18,773	19,262	18,759	17,268

	21,247	21,931	21,293	19,495

Securities
Trading account (pledged — $5,352, $5,000, $6,558 and $6,373)	72,293	75,472	69,457	67,770
Available for sale	36,127	29,058	25,896	23,938

	108,420	104,530	95,353	91,708

Assets purchased under reverse repurchase agreements	41,868	37,087	35,831	34,938

Loans
Residential mortgage	77,201	74,431	72,842	70,641
Personal	33,171	32,451	31,956	32,222
Credit card	5,625	5,327	4,914	4,774
Business and government	57,242	57,908	61,811	64,187

	173,239	170,117	171,523	171,824
Allowance for loan losses	(2,156)	(2,226)	(2,203)	(2,218)

	171,083	167,891	169,320	169,606

Other
Customers’ liability under acceptances	6,391	7,088	8,051	7,550
Derivative-related amounts	35,782	37,127	31,250	31,168
Premises and equipment	1,563	1,570	1,639	1,618
Goodwill	4,778	4,844	5,040	5,115
Other intangibles	624	654	665	689
Other assets	17,331	15,463	13,490	15,649

	66,469	66,746	60,135	61,789

	$409,087	$398,185	$381,932	$377,536

Liabilities and shareholders’ equity
Deposits
Canada
Non-interest-bearing	$23,507	$22,652	$23,222	$22,954
Interest-bearing	130,421	125,504	119,737	115,847
International
Non-interest-bearing	3,148	2,744	2,969	2,937
Interest-bearing	100,657	100,666	99,112	104,302

	257,733	251,566	245,040	246,040

Other
Acceptances	6,391	7,088	8,051	7,550
Obligations related to securities sold short	20,238	23,389	17,990	15,826
Obligations related to assets sold under repurchase agreements	24,589	22,104	21,109	19,630
Derivative-related amounts	36,367	37,365	32,737	33,360
Other liabilities	37,111	29,286	29,821	27,425

	124,696	119,232	109,708	103,791

Subordinated debentures	6,780	6,828	6,960	7,318

Non-controlling interest in subsidiaries	1,454	1,475	1,469	1,444

Shareholders’ equity
Capital stock
Preferred	822	1,472	1,515	1,673
Common (shares issued and outstanding — 658,611,652; 662,427,105; 665,257,068 and 671,670,961)	7,001	7,012	6,963	7,017
Contributed surplus	86	78	76	45
Retained earnings	11,278	11,053	10,473	10,326
Accumulated other comprehensive income (loss)	(763)	(531)	(272)	(118)

	18,424	19,084	18,755	18,943

	$409,087	$398,185	$381,932	$377,536

U.S. GAAP

Consolidated statement of income (unaudited)

	For the three months ended			For the nine months ended

	July 31	April 30	July 31	July 31	July 31
(C$ millions)	2003	2003	2002	2003	2002

Interest income
Loans	$2,569	$2,486	$2,617	$7,672	$7,810
Trading account securities	466	464	479	1,426	1,430
Available for sale securities	276	272	283	848	863
Assets purchased under reverse repurchase agreements	225	184	165	601	456
Deposits with banks	90	95	109	296	366

	3,626	3,501	3,653	10,843	10,925

Interest expense
Deposits	1,391	1,339	1,443	4,163	4,246
Other liabilities	400	373	349	1,157	1,028
Subordinated debentures	94	93	101	283	308

	1,885	1,805	1,893	5,603	5,582

Net interest income	1,741	1,696	1,760	5,240	5,343
Provision for credit losses	167	211	216	578	830

	1,574	1,485	1,544	4,662	4,513

Non-interest revenue
Trading revenues	543	481	440	1,568	1,280
Capital market fees	496	397	464	1,293	1,440
Investment management and custodial fees	278	278	315	838	901
Deposit and payment service charges	270	261	262	810	766
Mutual fund revenues	168	161	188	498	553
Card service revenues	82	63	78	218	211
Mortgage banking revenues	63	59	55	192	183
Foreign exchange revenue, other than trading	75	59	74	201	207
Insurance revenues	66	84	69	215	194
Credit fees	58	63	57	184	171
Securitization revenues	29	41	38	104	127
Gain (loss) on sale of securities	(6)	48	(11)	16	3
Other	104	58	72	303	440

	2,226	2,053	2,101	6,440	6,476

Non-interest expense
Human resources	1,621	1,558	1,579	4,810	4,751
Occupancy	199	190	198	583	587
Equipment	178	199	185	561	551
Communications	180	193	193	551	580
Professional fees	113	106	100	332	286
Amortization of other intangibles	16	20	18	55	52
Other	274	248	242	762	836

	2,581	2,514	2,515	7,654	7,643

Net income before income taxes	1,219	1,024	1,130	3,448	3,346
Income taxes	413	304	381	1,127	1,100

Net income before non-controlling interest	806	720	749	2,321	2,246
Non-controlling interest in net income of subsidiaries	30	31	27	89	80

Net income	$776	$689	$722	$2,232	$2,166

Preferred share dividends	12	22	25	57	74

Net income available to common shareholders	$764	$667	$697	$2,175	$2,092

Average number of common shares (in thousands)	660,810	664,634	673,787	663,808	674,004
Earnings per share (in dollars)	$1.16	$1.00	$1.04	$3.28	$3.10
Average number of diluted common shares (in thousands)	668,133	671,991	680,712	671,362	680,370
Diluted earnings per share (in dollars)	$1.14	$0.99	$1.02	$3.24	$3.07

U.S. GAAP

Consolidated statement of changes in shareholders’ equity (unaudited)

	For the three months ended			For the nine months ended

	July 31	April 30	July 31	July 31	July 31
(C$ millions)	2003	2003	2002	2003	2002

Preferred shares
Balance at beginning of period	$1,472	$1,502	$1,668	$1,515	$1,990
Redeemed for cancellation	(634)	—	—	(634)	(315)
Translation adjustment on shares denominated in foreign currency	(16)	(30)	5	(59)	(2)

Balance at end of period	822	1,472	1,673	822	1,673

Common shares
Balance at beginning of period	7,012	7,029	7,012	6,963	6,926
Issued	42	37	39	154	168
Issuance costs, net of related income taxes	—	—	—	—	(1)
Purchased for cancellation	(53)	(54)	(34)	(116)	(76)

Balance at end of period	7,001	7,012	7,017	7,001	7,017

Contributed surplus
Balance at beginning of period	78	80	41	76	33
Renounced stock appreciation rights, net of related income taxes	7	(3)	—	4	—
Stock options granted	1	1	4	6	12

Balance at end of period	86	78	45	86	45

Retained earnings
Balance at beginning of period	11,053	10,910	10,019	10,473	9,311
Net income	776	689	722	2,232	2,166
Preferred share dividends	(12)	(22)	(25)	(57)	(74)
Common share dividends	(284)	(285)	(256)	(836)	(756)
Premium paid on common shares purchased for cancellation	(243)	(239)	(134)	(522)	(318)
Issuance costs, net of related income taxes	(12)	—	—	(12)	(3)

Balance at end of period	11,278	11,053	10,326	11,278	10,326

Accumulated other comprehensive income (loss), net of related income taxes
Unrealized gains and losses on available for sale securities	74	214	102	74	102
Unrealized foreign currency translation gains and losses, net of hedging activities	(473)	(370)	(64)	(473)	(64)
Gains and losses on derivatives designated as cash flow hedges	(71)	(82)	(139)	(71)	(139)
Additional pension obligation	(293)	(293)	(17)	(293)	(17)

Balance at end of period	(763)	(531)	(118)	(763)	(118)

Shareholders’ equity at end of period	$18,424	$19,084	$18,943	$18,424	$18,943

Comprehensive income, net of related income taxes
Net income	$776	$689	$722	$2,232	$2,166
Other comprehensive income
Change in unrealized gains and losses on available for sale securities	(140)	6	32	(128)	(88)
Change in unrealized foreign currency translation gains and losses	(234)	(785)	238	(1,174)	100
Impact of hedging unrealized foreign currency translation gains and losses	131	483	(235)	755	(126)
Change in gains and losses on derivatives designated as cash flow hedges	(11)	(6)	(47)	(5)	(35)
Reclassification to earnings of gains and losses on cash flow hedges	22	25	30	61	86

Total comprehensive income	$544	$412	$740	$1,741	$2,103

U.S. GAAP

Consolidated statement of cash flows (unaudited)

	For the three months ended			For the nine months ended

	July 31	April 30	July 31	July 31	July 31
(C$ millions)	2003	2003	2002	2003	2002

Cash flows from operating activities
Net income	$776	$689	$722	$2,232	$2,166
Adjustments to determine net cash provided by (used in) operating activities
Provision for credit losses	167	211	216	578	830
Depreciation	94	94	98	284	291
Amortization of other intangibles	16	20	18	55	52
Deferred income taxes	54	72	4	164	(81)
Gain on sale of premises and equipment	(5)	(3)	(12)	(13)	(37)
Gain on loan securitizations	(19)	(6)	(10)	(25)	(42)
Loss (gain) on sale of available for sale securities	6	(48)	11	(16)	(3)
Changes in operating assets and liabilities
Net change in accrued interest receivable and payable	17	37	166	102	(83)
Current income taxes	(2)	383	(49)	257	303
Derivative-related assets	1,345	173	(9,205)	(4,532)	(2,526)
Derivative-related liabilities	(998)	(1,068)	9,968	3,630	3,912
Trading account securities	3,180	(4,971)	(1,357)	(2,835)	(9,357)
Obligations related to securities sold short	(3,151)	4,466	(1,319)	2,248	(211)
Other	3,845	(456)	(2,639)	884	(841)

Net cash provided by (used in) operating activities	5,325	(407)	(3,388)	3,013	(5,627)

Cash flows from investing activities
Change in interest-bearing deposits with banks	489	(1,903)	703	(14)	(1,544)
Change in loans, net of loan securitizations	(4,004)	(1,101)	(1,658)	(4,168)	(2,456)
Proceeds from loan securitizations	434	308	742	742	1,490
Proceeds from sale of available for sale securities	4,742	3,760	5,637	11,869	13,236
Proceeds from maturity of available for sale securities	5,417	5,632	2,766	16,514	11,244
Purchases of available for sale securities	(14,694)	(8,342)	(7,244)	(34,287)	(24,304)
Net acquisitions of premises and equipment	(87)	(54)	(115)	(210)	(265)
Change in assets purchased under reverse repurchase agreements	(4,781)	787	(1,565)	(6,037)	932
Net cash used in acquisition of subsidiaries	22	—	(159)	(172)	(159)

Net cash used in investing activities	(12,462)	(913)	(893)	(15,763)	(1,826)

Cash flows from financing activities
Change in deposits — Canada	5,772	6,389	(324)	10,969	(1,757)
Change in deposits — International	395	(3,454)	6,869	855	10,366
Issue of subordinated debentures	—	—	—	—	635
Repayment of subordinated debentures	—	—	—	—	(101)
Redemption of preferred shares for cancellation	(645)	—	—	(645)	(315)
Issuance costs	(1)	—	—	(1)	(4)
Issue of common shares	41	35	39	147	149
Purchase of common shares for cancellation	(296)	(293)	(168)	(638)	(394)
Payment of dividends	(308)	(290)	(281)	(887)	(823)
Change in obligations related to assets sold under repurchase agreements	2,485	(1,283)	(2,610)	3,480	(1,234)
Change in short-term borrowings of subsidiaries	(501)	(116)	1,160	(590)	1,366

Net cash provided by financing activities	6,942	988	4,685	12,690	7,888

Net change in cash and due from banks	(195)	(332)	404	(60)	435
Cash and due from banks at beginning of period	2,669	3,001	1,823	2,534	1,792

Cash and due from banks at end of period	$2,474	$2,669	$2,227	$2,474	$2,227

Supplemental disclosure of cash flow information
Amount of interest paid in period	$1,870	$1,748	$1,902	$5,566	$6,263
Amount of income taxes paid in period	$379	$417	$231	$1,555	$631

U.S. GAAP

Notes to the interim consolidated financial statements (unaudited)

These unaudited interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended October 31, 2002. Certain comparative amounts have been reclassified to conform to the current period’s presentation.

Note 1 Significant accounting policies

These unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, using the same accounting policies as set out in Note 1 to the consolidated financial statements for the year ended October 31, 2002, on pages 72 to 75 in the 2002 Annual Report, except as noted below.

Guarantees

In November 2002, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45), which expands previously issued accounting guidance and requires additional disclosure by a guarantor in its interim and annual financial statements issued after December 15, 2002 for certain guarantees. FIN 45 requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of an obligation assumed by issuing a guarantee. The provision for initial recognition and measurement of the liability is applied on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have a significant impact on our financial position or results of operations.

     In the normal course of business, we enter into numerous agreements that may contain features which meet the FIN 45 definition of a guarantee. FIN 45 defines a guarantee to be a contract (including an indemnity) that contingently requires us to make payments (either in cash, financial instruments, other assets, shares of our stock or provision of services) to a third party based on (i) changes in an underlying interest rate, foreign exchange rate, equity or commodity instrument, index or other variable, that is related to an asset, a liability or an equity security of the counterparty, (ii) failure of another party to perform under an obligating agreement or (iii) failure of another third party to pay its indebtedness when due. The maximum potential amount of future payments represents the amounts that could be lost under guarantees if there were a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions, insurance policies or from collateral held or pledged.

     The table below summarizes significant guarantees we have provided to third parties.

Maximum potential amount of future payments

Backstop liquidity facilities	$22,187
Credit derivatives/written put options (1)	13,497
Financial standby letters of credit	10,304
Credit enhancements	5,689
Performance guarantees	3,034
Mortgage loans sold with recourse	527

(1)	The notional amount of the contract approximates maximum potential amount of future payments.

Backstop liquidity facilities are provided to asset-backed commercial paper conduit programs (programs) administered by us and third parties, as an alternative source of financing in the event that such programs are unable to access commercial paper markets, or in limited circumstances, when pre-determined performance measures of the financial assets owned by these programs are not met. The liquidity facilities’ duration can range up to one year. The terms of the backstop liquidity facilities do not require us to advance money to these programs in the event of bankruptcy or to purchase non-performing or defaulted assets. None of the backstop liquidity facilities that we have provided have been drawn upon.

     Our clients may enter into credit derivatives or written put options for speculative or hedging purposes. FIN 45 defines guarantees to include derivative contracts that contingently require us to make payments to a guaranteed party based on changes in an underlying that relate to an asset, liability or equity security of a guaranteed party. We have only disclosed amounts for transactions where it would be probable, based on the information available to us, that the client would use the credit derivative or written put option to protect against changes in an underlying that is related to an asset, a liability or an equity security held by the client. We enter into written credit derivatives that are over-the-counter contractual agreements to compensate another party, a corporate or government entity, for their financial loss following the occurrence of a credit event in relation to a specified reference obligation, such as a bond or loan. The term of these credit derivatives varies based on the contract and can range up to ten years. We enter into written put options that are contractual agreements under which we grant the purchaser, a corporate or government entity, the right, but not the obligation to sell, by or at a set date, a specified amount of a financial instrument at a predetermined price. Written put options that typically qualify as guarantees include foreign exchange contracts, equity based contracts and certain commodity based contracts. The term of these options varies based on the contract and can range up to five years.

     Financial standby letters of credit and performance guarantees represent irrevocable assurances that we will make payments in the event that a client cannot meet its obligations to third parties. The term of these guarantees can range up to four years. Our policy for requiring collateral security with respect to these instruments and the types of collateral security held is generally the same as for loans. The carrying value includes amounts representing deferred revenue to be recognized in income over the life of the contract.

     We provide partial credit enhancement to multi-seller programs administered by us to protect commercial paper investors in the event that the third party credit enhancement supporting the various asset pools proves to be insufficient to prevent a default of one or more of the asset pools. Each of the asset pools is structured to achieve a high investment grade credit profile through credit enhancement related to each transaction. The term of these credit facilities is between one and five years.

     Through our various agreements with investors, we may be required to repurchase U.S. originated mortgage loans sold to an investor if the loans are uninsured for greater than one year, or refund any premium received where mortgage loans are prepaid or default within 120 days. The mortgage loans are fully collateralized by residential properties.

     At July 31, 2003 we have accrued $203 million in our Consolidated balance sheet in respect to these guarantees.

     In the normal course of our operations, we provide indemnifications which are often standard contractual terms to counterparties in transactions such as purchase and sale contracts, service agreements, director/officer contracts and leasing transactions. These indemnification agreements may require us to compensate the counter-parties for costs incurred as a result of changes in laws and regulations (including tax legislation) or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based upon the contract. The nature of the indemnification agreements prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay to counterparties. Historically, we have not made any significant payments under such indemnifications. No amount has been accrued in the Consolidated balance sheet with respect to these indemnification agreements.

Basis of consolidation

The consolidated financial statements include the assets, liabilities and results of operations of all subsidiaries after elimination of intercompany transactions and balances. Pursuant to FASB Interpretation No. 46, Consolidation of Variable Interest Entities (FIN46), as described in more detail below, we also consolidate Variable Interest Entities (VIEs) created after January 31, 2003 where we are the entity’s Primary Beneficiary.

Consolidation of Variable Interest Entities

On January 17, 2003, the FASB issued FIN 46 that clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements to those entities (defined as VIEs and more commonly referred to as Special Purpose Entities (SPEs)) in which equity investors do not have the characteristics of a “controlling financial interest” or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 requires consolidation of VIEs by the Primary Beneficiary. The Primary Beneficiary is defined as the party who has exposure to the majority of the expected losses and/or expected residual returns of the VIE. This interpretation applies immediately to all VIEs created after January 31, 2003, and no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003 for VIEs created prior to February 1, 2003.

     Following is a summary of the estimated impact of FIN 46 for the major categories of VIEs that we are involved with. We continue to assess the impact of FIN 46 on our VIEs as further guidance is provided by FASB.

Securitization of client financial assets

We administer multi-seller asset-backed commercial paper conduit programs (multi-sellers), which purchase financial assets from our clients (totalling $26 billion as at July 31, 2003) and finance those purchases by issuing asset-backed commercial paper. The commercial paper is non-recourse to us (except through our participation in liquidity and/or credit enhancement facilities, as described below) and we have no rights to the assets owned by the multi-sellers. Clients utilize multi-sellers to diversify their financing sources and to reduce funding costs. We provide backstop liquidity facilities and partial credit enhancement to the multi-sellers. These are also included earlier in our disclosure on guarantees and represent our maximum possible exposure to loss which was $25 billion as at July 31, 2003. We are currently in the process of restructuring these multi-sellers and as a result we do not expect to consolidate the assets and liabilities of these vehicles on our balance sheet at the end of the fourth quarter.

Asset management

We act as collateral manager for several Collateralized Debt Obligation (CDO) entities, which invest in leveraged bank-initiated term loans, high yield bonds and mezzanine corporate debt. The notional amount of the CDOs we managed at the end of July 31, 2003 is $1.4 billion and our maximum exposure to loss is $13 million which represents our investment in a first-loss tranche. We currently consolidate a CDO with assets of $0.4 billion. We are evaluating these CDOs and it is possible that we are the Primary Beneficiary. We have no rights to the assets of these CDOs and the creditors of these CDOs have no recourse to us, except as a result of our investment in the first-loss tranche.

U.S. GAAP

Creation of investment products

We use repackaging entities, which generally transform credit derivatives into cash instruments, to distribute credit risk and create unique credit products to meet investors’ specific requirements. We may enter into derivative contracts with these entities in order to convert various risk factors such as yield, currency or credit risk of underlying assets to meet the needs of the investors. We transfer assets to these entities as collateral for notes issued, which do not meet sale recognition criteria under FAS 140. We retain all the economic risks and rewards of these assets, which are already accounted for on our Consolidated balance sheet and amounted to $1.6 billion as at July 31, 2003. In addition, we also invest in the notes issued by these entities and held $0.5 billion as at July 31, 2003. We are the Primary Beneficiary where we hold notes that expose us to a majority of the expected losses. Since the assets are already included on our balance sheet pursuant to FAS 140, the impact of consolidation is not expected to be material.

Securitization of our financial assets

We securitize our credit card loans through, and sell mortgage-backed securities created by securitizing our mortgage loans to, VIEs. We do not expect to consolidate these VIEs under FIN 46 either because it is a qualifying SPE under FAS 140 which is specifically exempt from consolidation under FIN 46 or because we are not the Primary Beneficiary. (See Note 3 for our securitization activity this quarter.)

Mutual Funds

We sponsor several open-end mutual funds which at July 31, 2003 had assets totalling $56 billion. We are involved with their ongoing management and administration for which we earn a fee based on asset value. We do not guarantee either principal or returns to the investors in these funds. Most of our mutual funds in the U.S., with assets totalling $16 billion, are organized as corporations with sufficient voting rights to the investors such that these funds are not considered VIEs. However, our mutual funds in Canada are organized as trusts and the investors in them do not have voting rights comparable to those of a common shareholder of a corporation. As a result, these mutual fund trusts are considered VIEs. We may be the Primary Beneficiary of the VIE mutual funds that experience low volatility of returns, such as money market funds, due to our role as trustee and fund manager which entails decision-making and results in our fees being included in expected residual returns. Consolidating these funds would increase the Consolidated balance sheet by approximately $14 billion as estimated at July 31, 2003. Our maximum exposure to loss from our involvement with the VIE funds is $53 million as at July 31, 2003, primarily as a result of our investments in seed capital. Our rights to the assets of these mutual funds are restricted to this seed capital. The other investors in these funds do not have recourse to us.

Compensation vehicles

We offer certain employees stock-based compensation plans and co-investment opportunities in investment portfolios. Where we are entitled to forfeitures or unvested shares or where we have financed the employees’ investment, we are considered the Primary Beneficiary of the vehicles used for this purpose due to our relationship with the employees. These vehicles had total assets of $1.2 billion as at July 31, 2003.

Assets administered in trust

We act as trustee administering assets settled by clients, on behalf of designated beneficiaries. Clients use these arrangements primarily for asset protection, intergenerational wealth transfer, and estate and financial planning. These arrangements are presently being evaluated and some of them could be VIEs. Where we have lending relationships with the trust, they are fully collateralized with secure assets, thereby our exposure to loss is nil. There may be instances where there are multiple unrelated beneficiaries and the assets experience low volatility and, we may be deemed to be the Primary Beneficiary if we have the ability to make decisions regarding the management of these assets, and earn a fee that varies with the value of the assets. We are evaluating trust arrangements with assets totalling $36 billion against these criteria. We have no rights to these assets except for our fees and recovery of expenses. The beneficiaries do not have recourse to us.

Capital trusts

This quarter we established an open-ended trust which issued $900 million of Innovative Tier 1 capital, and we also issued a senior deposit note of the same amount to the trust. This trust is a VIE and we do not consolidate it as we are not the Primary Beneficiary. For details please refer to Note 4 on Significant capital transactions.

     We are involved in various capacities — such as lender, derivative counterparty, investor, manager, trustee — with several other entities that may potentially be VIEs. These include entities set up for or by clients for structured finance, securitization and other purposes. We continue to evaluate our involvement with potential VIEs, explore restructuring opportunities and monitor developments which affect our current interpretation of FIN 46.

Stock-based compensation

We adopted the fair value method of accounting recommended in FAS 123, Accounting for Stock-Based Compensation, prospectively for new awards granted after November 1, 2002 resulting in additional compensation expense of $1 million this quarter for stock options granted this year. The fair value of these options was determined to be $11.60 using an option pricing model with the following assumptions: (i) risk-free interest rate of 4.61%, (ii) expected option life of 6 years, (iii) expected volatility of 20% and (iv) expected dividends of 2.95%.

     We have provided pro forma disclosure, which demonstrates the effect of the fair value method on awards granted before November 1, 2002, as indicated below:

Pro forma net income and earnings per share

	As reported,					Pro forma,

	for the three months ended			for the nine months ended		for the three months ended			for the nine months ended

	July 31	April 30	July 31	July 31	July 31	July 31	April 30	July 31	July 31	July 31
	2003	2003	2002	2003	2002	2003	2003	2002	2003	2002

Net income	$776	$689	$722	$2,232	$2,166	$768	$676	$718	$2,201	$2,129
Earnings per share	1.16	1.00	1.04	3.28	3.10	1.14	0.98	1.03	3.23	3.05
Diluted earnings per share	1.14	0.99	1.02	3.24	3.07	1.13	0.98	1.02	3.20	3.03

Derivative instruments and hedging activities

In April 2003, FASB issued FAS 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under FAS 133. FAS 149 is effective for contracts entered into or modified and hedging relationships designated after June 30, 2003, except in certain circumstances. The adoption of FAS 149 did not have a significant impact on the interim consolidated financial statements.

Classification of certain financial instruments

In May 2003, FASB issued Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity (FAS 150), which requires companies to evaluate certain financial instruments within the scope of the standard to determine their appropriate classification as liabilities measured at their fair value. FAS150 is effective immediately for all financial instruments of public companies entered into or modified after May 31, 2003, and is otherwise effective for the first interim period beginning on or after June 15, 2003. The adoption of FAS 150 did not have a significant impact on our classification of financial instruments that we have issued.

Note 2 Acquisitions

Acquisition of Business Men’s Assurance Company of America

On May 1, 2003, RBC Insurance acquired all the outstanding common shares of Business Men’s Assurance Company of America (BMA) from Generali Group, the Trieste, Italy-based insurer. Immediately prior to the acquisition, BMA transferred its existing reinsurance operations, including all reinsurance-related assets and liabilities, to an affiliate and those operations remain owned by Generali Group. As acquired, BMA’s operations consist of an inforce block of approximately 135,000 traditional life insurance policies and annuities as well as a distribution network for variable insurance products. In a related transaction, RBC Dain Rauscher acquired BMA’s mutual fund company, Jones & Babson Inc. (J&B). The acquisitions will provide further cross-selling opportunities while adding scale to our insurance administration operations. The results of the acquisitions were included in our consolidated financial statements effective May 1, 2003.

     The acquisitions had a purchase price, including direct costs, of approximately US$207 million, comprising approximately US$188 million and US$19 million for BMA and J&B, respectively. The acquisitions were accounted for using the purchase method. For BMA, an intangible asset representing value of business acquired of approximately US$24 million was recorded. For J&B, the excess of the purchase price over the fair value of net tangible assets acquired was allocated primarily to goodwill of approximately US$13 million. The goodwill for J&B is not tax deductible.

Acquisition of Provident Financial Group Inc.

On July 10, 2003, RBC Centura Bank announced an agreement to acquire the operations of Cincinnati, Ohio–based Provident Financial Group Inc. (Provident). The operations include all of Provident’s operations in Florida comprising 13 branches serving areas of western Florida.

     The purchase consideration is comprised of US$75 million cash and the assumption of net tangible liabilities valued at approximately US$30 million. This amount represents total excess consideration of approximately US$105 million and will be allocated to core deposit intangibles and goodwill of US$15 million and US$90 million, respectively. Subject to customary closing conditions, including U.S. and Canadian regulatory approvals, the acquisition is expected to close in the fall of 2003.

Acquisition of Sterling Capital Mortgage Company

On July 17, 2003, RBC Mortgage Company announced an agreement to acquire all the outstanding common shares of Sterling Capital Mortgage Company (SCMC), the residential mortgage operations of Sterling Bancshares, Inc., a bank holding company based in Houston, Texas. SCMC’s operations include 110 branch locations in 16 states

U.S. GAAP

and 16 Affiliated Business Arrangements, which SCMC co-owns in partnership with residential home builders.

     The purchase price is estimated at US$100 million cash. The excess of the purchase price over the fair value of net tangible assets acquired of approximately US$78 million will represent primarily goodwill. Subject to customary closing conditions, including U.S. and Canadian regulatory approvals, the acquisition is expected to close in the fall of 2003.

Note 3 Securitizations

During the quarter, we securitized $1.3 billion of government guaranteed residential mortgage loans through the creation of mortgage-backed securities, and initially sold $300 million of those securities. We received net cash proceeds of $299 million and retained the rights to future excess interest of $16 million on the residential mortgages. A pre-tax gain on sale, net of transaction costs, of $15 million was recognized in Securitization revenues. Mortgage-backed securities, created and unsold, remain on the Consolidated balance sheet and are classified as Available for sale.

     During the quarter, we sold $131 million of commercial mortgages to a securitization trust. We received net cash proceeds of $135 million and recognized a pre-tax gain on sale, net of transaction costs, of $4 million in Securitization revenues. While we continue to service the commercial mortgages, we did not retain the rights to any future excess interest.

Note 4 Significant capital transactions

On May 26, 2003, we redeemed for cash all of the issued and outstanding Noncumulative First Preferred Shares Series J amounting to $300 million and US$ Noncumulative First Preferred Shares Series K amounting to US$250 million.

     On June 20, 2003, we announced the renewal of our normal course issuer bid to purchase, for cancellation, up to 25 million of our common shares through the facilities of the Toronto Stock Exchange. Under this bid, purchases may be made for a one-year period commencing on June 24, 2003. Under our previous normal course issuer bid which expired on June 23, 2003, we repurchased 18,448,237 common shares at an average price of $54.99. During the quarter, we repurchased 5,010,800 common shares at an average price of $58.94.

     On July 23, 2003, RBC Capital Trust II (Trust II), an open-ended trust established by us, issued $900 million Innovative Tier 1 capital, Trust Capital Securities –Series 2013. Trust II holds a $900 million senior deposit note issued by us, bearing interest at a fixed annual rate of 5.812% maturing on December 31, 2053. This note is redeemable on and after December 31, 2008, or earlier in certain circumstances, at our option subject to the approval of the Superintendent of Financial Institutions Canada. This note is convertible at any time at Trust II’s option into 40 of our Preferred Shares Series U per $1,000 of note principal.

Note 5 Contingencies

On June 21, 2002, a week before it was due to pay Royal Bank of Canada US$517 million plus interest under the terms of a total return swap, which is recorded in Other assets, Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank) initiated an action against us in New York state court in an effort to nullify its obligation under the swap. On June 24, 2002, we instituted proceedings against Rabobank in the High Court in London, alleging that Rabobank had repudiated its obligation under the swap. At present, both the New York and the London actions are proceeding. Management expects to recover this amount in its entirety and accordingly a provision for loss has not been recorded.

     Subsequent to quarter-end, we reached a settlement agreement with Enron Corporation, the Enron Creditors’ Committee and Rabobank under which we will receive a settlement currently valued at approximately US$195 million plus interest. The settlement will reduce the amount owing by Rabobank under the terms of the total return swap by the same amount and will not otherwise affect the ongoing litigation with Rabobank. The settlement agreement is subject to court approval.

     Various other legal proceedings are pending that challenge certain of our practices or actions. Management considers that the aggregate liability resulting from these proceedings will not be material.

Note 6 Results by business and geographic segments (1)

a) Quarterly earnings by business segment

	RBC Banking			RBC Insurance			RBC Investments			RBC Capital Markets

	Q3	Q2	Q3	Q3	Q2	Q3	Q3	Q2	Q3	Q3	Q2	Q3
	03	03	02	03	03	02	03	03	02	03	03	02

Net interest income	$1,422	$1,352	$1,365	$83	$58	$54	$103	$107	$91	$85	$103	$109
Non-interest revenue	538	516	524	87	96	85	801	721	806	603	515	536

Gross revenues	1,960	1,868	1,889	170	154	139	904	828	897	688	618	645
Provision for credit losses	135	158	145	—	—	—	—	—	—	39	58	76
Non-interest expense	1,163	1,153	1,109	117	98	91	733	731	770	420	394	414
Income taxes and non-controlling interest	248	208	242	(4)	—	(1)	58	28	43	82	69	53

Net income (loss)	$414	$349	$393	$57	$56	$49	$113	$69	$84	$147	$97	$102

	RBC Global Services			Other			Total

	Q3	Q2	Q3	Q3	Q2	Q3	Q3	Q2	Q3
	03	03	02	03	03	02	03	03	02

Net interest income	$42	$36	$36	$6	$40	$105	$1,741	$1,696	$1,760
Non-interest revenue	176	162	176	21	43	(26)	2,226	2,053	2,101

Gross revenues	218	198	212	27	83	79	3,967	3,749	3,861
Provision for credit losses	—	2	2	(7)	(7)	(7)	167	211	216
Non-interest expense	149	143	140	(1)	(5)	(9)	2,581	2,514	2,515
Income taxes and non-controlling interest	20	16	21	39	14	50	443	335	408

Net income (loss)	$49	$37	$49	$(4)	$81	$45	$776	$689	$722

b) Quarterly earnings by geographic segment

	July 31				April 30				July 31
	2003				2003				2002

	Canada	U.S. (2)	Other Int’l	Total	Canada	U.S. (2)	Other Int’l	Total	Canada	U.S. (2)	Other Int’l	Total

Net interest income	$1,324	$352	$65	$1,741	$1,279	$333	$84	$1,696	$1,365	$313	$82	$1,760
Non-interest revenue	1,198	690	338	2,226	1,057	687	309	2,053	1,040	785	276	2,101

Gross revenues	2,522	1,042	403	3,967	2,336	1,020	393	3,749	2,405	1,098	358	3,861
Provision for credit losses	130	27	10	167	181	13	17	211	142	52	22	216
Non-interest expense	1,496	868	217	2,581	1,442	867	205	2,514	1,425	881	209	2,515
Income taxes and non-controlling interest	379	50	14	443	262	55	18	335	344	60	4	408

Net income	$517	$97	$162	$776	$451	$85	$153	$689	$494	$105	$123	$722

(1)	For management reporting purposes, our operations are grouped into the business segments of RBC Banking, RBC Insurance, RBC Investments, RBC Capital Markets and RBC Global Services. The Other segment mainly comprises Corporate Treasury, Corporate Resources, Systems & Technology and Real Estate Operations. The business segments operate on an arm’s-length basis with respect to the purchase and sale of intra-group services. Transfer pricing of funds sold or purchased, commissions, or charges and credits for services rendered are generally at market rates. For geographic reporting purposes our operations are grouped into Canada, United States and Other International. Canadian-based activities of international money market units are included in United States and Other International.

(2)	U.S. segment results include Net income from our U.S. acquisitions (including RBC Centura, RBC Dain Rauscher and RBC Liberty) of $76 million, $58 million and $65 million for the quarters ended July 31, 2003, April 30, 2003 and July 31, 2002, respectively.

U.S. GAAP

c) Nine-month earnings by business segment

	RBC Banking		RBC Insurance		RBC Investments		RBC Capital Markets

	2003	2002	2003	2002	2003	2002	2003	2002

Net interest income	$4,168	$4,131	$208	$158	$326	$275	$297	$428
Non-interest revenue	1,619	1,585	271	250	2,290	2,492	1,696	1,602

Gross revenues	5,787	5,716	479	408	2,616	2,767	1,993	2,030
Provision for credit losses	423	504	—	—	—	(2)	174	348
Non-interest expense	3,494	3,359	316	278	2,189	2,411	1,240	1,220
Income taxes and non-controlling interest	695	709	(4)	(9)	141	108	219	119

Net income	$1,175	$1,144	$167	$139	$286	$250	$360	$343

	RBC Global Services		Other		Total

	2003	2002	2003	2002	2003	2002

Net interest income	$123	$103	$118	$248	$5,240	$5,343
Non-interest revenue	505	502	59	45	6,440	6,476

Gross revenues	628	605	177	293	11,680	11,819
Provision for credit losses	2	7	(21)	(27)	578	830
Non-interest expense	436	411	(21)	(36)	7,654	7,643
Income taxes and non-controlling interest	56	58	109	195	1,216	1,180

Net income	$134	$129	$110	$161	$2,232	$2,166

d) Nine-month earnings by geographic segment

	2003				2002

	Canada	U.S. (2)	Other Int’l	Total	Canada	U.S. (2)	Other Int’l	Total

Net interest income	$4,007	$1,032	$201	$5,240	$4,119	$903	$321	$5,343
Non-interest revenue	3,283	2,157	1,000	6,440	3,359	2,321	796	6,476

Gross revenues	7,290	3,189	1,201	11,680	7,478	3,224	1,117	11,819
Provision for credit losses	417	78	83	578	445	335	50	830
Non-interest expense	4,366	2,646	642	7,654	4,318	2,712	613	7,643
Income taxes and non-controlling interest	1,001	174	41	1,216	1,107	33	40	1,180

Net income	$1,506	$291	$435	$2,232	$1,608	$144	$414	$2,166

(1)	For management reporting purposes, our operations are grouped into the business segments of RBC Banking, RBC Insurance, RBC Investments, RBC Capital Markets and RBC Global Services. The Other segment mainly comprises Corporate Treasury, Corporate Resources, Systems & Technology and Real Estate Operations. The business segments operate on an arm’s-length basis with respect to the purchase and sale of intra-group services. Transfer pricing of funds sold or purchased, commissions, or charges and credits for services rendered are generally at market rates. For geographic reporting purposes our operations are grouped into Canada, United States and Other International. Canadian-based activities of international money market units are included in United States and Other International.

(2)	U.S. segment results include Net income from our U.S. acquisitions (including RBC Centura, RBC Dain Rauscher and RBC Liberty) of $216 million and $153 million for the nine-month periods ended July 31, 2003 and July 31, 2002, respectively.

U.S. GAAP

Appendix: Credit related information (unaudited) (1)

Nonaccrual loans (2)

	July 31	April 30	January 31	October 31	July 31
(C$ millions, except percentage amounts)	2003	2003	2003	2002	2002

Nonaccrual loans
Residential mortgage	$128	$132	$132	$131	$149
Personal	260	273	293	306	310
Business and government	1,511	1,758	1,949	1,851	1,912

Total	$1,899	$2,163	$2,374	$2,288	$2,371

Nonaccrual loans as a % of related loans and acceptances
Residential mortgage	0.17%	0.18%	0.18%	0.18%	0.21%
Personal	0.78%	0.84%	0.92%	0.96%	0.96%
Business and government	2.37%	2.70%	2.90%	2.65%	2.67%

Total	1.06%	1.22%	1.33%	1.27%	1.32%

Allowance for credit losses

	For the three months ended			For the nine months ended

	July 31	April 30	July 31	July 31	July 31
(C$ millions, except percentage amounts)	2003	2003	2002	2003	2002

Allowance at beginning of period	$2,335	$2,376	$2,452	$2,314	$2,392
Provision for credit losses	167	211	216	578	830
Charge-offs
Residential mortgage	(3)	(2)	(3)	(6)	(9)
Personal	(91)	(114)	(96)	(285)	(312)
Credit card	(50)	(51)	(51)	(144)	(140)
Business and government	(123)	(102)	(243)	(287)	(600)

	(267)	(269)	(393)	(722)	(1,061)
Recoveries
Personal	18	16	18	51	53
Credit card	10	8	10	27	29
Business and government	12	17	16	49	50

	40	41	44	127	132

Net charge-offs	(227)	(228)	(349)	(595)	(929)
Acquisition of Admiralty Bancorp, Inc.	—	—	—	8	—
Acquisition of Eagle Bancshares, Inc.	—	—	18	—	18
Adjustments	(10)	(24)	(5)	(40)	21

Allowance at end of period	$2,265	$2,335	$2,332	$2,265	$2,332

Net charge-offs (excluding LDCs) as a % of average loans and acceptances	0.51%	0.53%	0.79%	0.45%	0.70%
Net charge-offs as a % of average loans and acceptances	0.51%	0.53%	0.79%	0.45%	0.70%
Allocation of allowance
Residential mortgage	$36	$37	$50	$36	$50
Personal	442	450	468	442	468
Credit card	152	152	152	152	152
Business and government	1,388	1,453	1,427	1,388	1,427

Allocated allowance	2,018	2,092	2,097	2,018	2,097
Unallocated allowance	247	243	235	247	235

Total	$2,265	$2,335	$2,332	$2,265	$2,332

Composition of allowance
Allocated specific	$849	$922	$885	$849	$885
Allocated country risk	—	—	33	—	33
Allocated general	1,169	1,170	1,179	1,169	1,179

Total allocated allowance	2,018	2,092	2,097	2,018	2,097
Unallocated allowance	247	243	235	247	235

Total	$2,265	$2,335	$2,332	$2,265	$2,332

Consisting of:
Allowance for loan losses	$2,156	$2,226	$2,218	$2,156	$2,218
Allowance for off-balance sheet and other items	109	109	109	109	109
Allowance for tax-exempt securities	—	—	5	—	5

Total	$2,265	$2,335	$2,332	$2,265	$2,332

Allowance for loan losses as a % of loans and acceptances	1.2%	1.3%	1.2%	1.2%	1.2%
Allowance for loan losses as a % of loans, acceptances and reverse repurchase agreements	1.0%	1.0%	1.0%	1.0%	1.0%
Allowance for loan losses as a % of nonaccrual loans (coverage ratio), excluding LDCs	114%	103%	94%	114%	94%

(1)	Financial measures are derived from U.S. GAAP consolidated financial statements, unless otherwise noted. Selected definitions are available in the Glossary on pages 103 and 104 of the 2002 Annual Report.

(2)	Nonaccrual loans are reported on a gross basis.

Canadian GAAP

Selected financial highlights (unaudited) (1)

		As at and for the three months ended				For the nine months ended

	Change from				Change from
(C$ millions, except per share	July 31	July 31	April 30	July 31	July 31	July 31	July 31
and percentage amounts)	2002	2003	2003	2002	2002	2003	2002

Earnings
Net interest income	(1)%	$1,736	$1,691	$1,758	(3)%	$5,217	$5,353
Other income	9	2,288	2,123	2,104	2	6,658	6,519
Gross revenues	4	4,024	3,814	3,862	–	11,875	11,872
Provision for credit losses	(21)	170	211	216	(30)	581	830
Non-interest expense	3	2,615	2,560	2,547	–	7,785	7,786
Net income	12	783	697	697	8	2,259	2,096
Return on common equity (2)	190 bp	17.5%	15.7%	15.6%	60 bp	16.8%	16.2%

Balance sheet information
Loans (net of allowance for loan losses)	1%	$171,026	$167,835	$169,555
Assets	8	403,979	392,088	373,441
Deposits	5	256,451	251,155	244,455
Subordinated debentures	(9)	6,440	6,474	7,043
Common equity	3	17,705	17,575	17,167

Capital ratios (3)
Common equity to risk-adjusted assets	20 bp	10.4%	10.6%	10.2%
Tier 1 capital	50	9.6%	9.6%	9.1%
Total capital	—	12.7%	12.8%	12.7%

Common share information
Shares outstanding (in thousands)
End of period	(2)%	658,612	662,427	671,671	(2)%	658,612	671,671
Average basic	(2)	660,810	664,634	673,787	(2)	663,808	674,004
Average diluted	(2)	667,543	671,398	679,168	(1)	670,755	679,422
Earnings per share
Basic	17%	$1.17	$1.01	$1.00	11%	$3.32	$3.00
Diluted	17	1.16	1.00	0.99	10	3.28	2.98
Share price
High (4)	5%	$61.64	$59.91	$58.89	5%	$61.64	$58.89
Low (4)	26	56.75	53.26	45.05	18	53.26	45.05
Close	10	58.90	59.80	53.45	10	58.90	53.45
Dividends per share	13	0.43	0.43	0.38	13	1.26	1.12
Book value per share — period end	5	26.88	26.53	25.56	5	26.88	25.56
Market capitalization (C$ billions)	8	38.8	39.6	35.9	8	38.8	35.9

Number of:
Employees (full-time equivalent)	833	60,621	59,575	59,788
Automated banking machines	(55)	4,465	4,538	4,520
Service delivery units:
Canada	(14)	1,301	1,304	1,315
International	(34)	777	771	811

(1)	Financial information is derived from Canadian GAAP consolidated financial statements, unless otherwise noted. Select definitions are available in the Glossary on pages 103 and 104 of the 2002 Annual Report.

(2)	Net income available to common shareholders as a percent of average common equity (which is calculated as the average of the monthly common equity balances for the period).

(3)	Using guidelines issued by the Superintendent of Financial Institutions Canada (OSFI) and Canadian GAAP financial information.

(4)	Intraday high and low share prices.

Canadian GAAP

Interim consolidated financial statements (unaudited)

Consolidated balance sheet (unaudited)

	July 31	April 30	October 31	July 31
(C$ millions)	2003	2003	2002	2002

Assets
Cash resources
Cash and due from banks	$2,474	$2,669	$2,534	$2,227
Interest-bearing deposits with banks	18,808	19,291	18,789	17,299

	21,282	21,960	21,323	19,526

Securities
Trading account (pledged — $5,352, $5,000, $6,558 and $6,373)	71,915	75,797	68,328	68,578
Investment account	35,499	28,297	25,078	23,308
Loan substitute	336	382	394	401

	107,750	104,476	93,800	92,287

Assets purchased under reverse repurchase agreements	41,868	37,087	35,831	34,938

Loans
Residential mortgage	77,199	74,429	72,840	70,639
Personal	33,171	32,451	31,956	32,222
Credit card	5,625	5,327	4,914	4,774
Business and government	57,187	57,854	61,751	64,138

	173,182	170,061	171,461	171,773
Allowance for loan losses	(2,156)	(2,226)	(2,203)	(2,218)

	171,026	167,835	169,258	169,555

Other
Customers’ liability under acceptances	6,391	7,088	8,051	7,550
Derivative-related amounts	34,740	36,084	30,258	30,168
Premises and equipment	1,576	1,583	1,653	1,631
Goodwill	4,735	4,808	5,004	5,082
Other intangibles	624	654	665	689
Other assets	13,987	10,513	11,113	12,015

	62,053	60,730	56,744	57,135

	$403,979	$392,088	$376,956	$373,441

Liabilities and shareholders’ equity
Deposits
Personal	$106,776	$105,845	$101,892	$101,072
Business and government	123,032	122,638	119,591	116,965
Bank	26,643	22,672	22,003	26,418

	256,451	251,155	243,486	244,455

Other
Acceptances	6,391	7,088	8,051	7,550
Obligations related to securities sold short	21,792	22,254	19,110	16,688
Obligations related to assets sold under repurchase agreements	24,589	22,104	21,109	19,630
Derivative-related amounts	35,721	36,795	32,137	32,794
Other liabilities	31,694	25,666	26,197	24,966

	120,187	113,907	106,604	101,628

Subordinated debentures	6,440	6,474	6,614	7,043

Non-controlling interest in subsidiaries	2,355	1,475	1,469	1,444

Shareholders’ equity
Capital stock
Preferred	841	1,502	1,545	1,704
Common (shares issued and outstanding — 658,611,652; 662,427,105; 665,257,068 and 671,670,961)	7,019	7,030	6,979	7,033
Contributed surplus	84	80	78	45
Retained earnings	10,602	10,465	10,181	10,089

	18,546	19,077	18,783	18,871

	$403,979	$392,088	$376,956	$373,441

Canadian GAAP

Consolidated statement of income (unaudited)

	For the three months ended			For the nine months ended

	July 31	April 30	July 31	July 31	July 31
(C$ millions)	2003	2003	2002	2003	2002

Interest income
Loans	$2,569	$2,486	$2,617	$7,672	$7,810
Securities	742	736	762	2,274	2,293
Assets purchased under reverse repurchase agreements	225	184	165	601	456
Deposits with banks	91	95	109	298	366

	3,627	3,501	3,653	10,845	10,925

Interest expense
Deposits	1,390	1,339	1,443	4,162	4,246
Other liabilities	407	378	351	1,183	1,018
Subordinated debentures	94	93	101	283	308

	1,891	1,810	1,895	5,628	5,572

Net interest income	1,736	1,691	1,758	5,217	5,353
Provision for credit losses	170	211	216	581	830

	1,566	1,480	1,542	4,636	4,523

Other income
Trading revenues	543	481	440	1,568	1,280
Capital market fees	493	397	464	1,290	1,440
Investment management and custodial fees	278	278	315	838	901
Deposit and payment service charges	270	261	262	810	766
Mutual fund revenues	168	161	188	498	553
Card service revenues	137	113	137	374	367
Insurance revenues	74	95	51	245	172
Mortgage banking revenues	63	78	36	210	162
Foreign exchange revenue, other than trading	75	59	71	201	209
Credit fees	58	63	57	184	171
Securitization revenues	30	41	38	105	129
Gain (loss) on sale of securities	(14)	42	(15)	18	(4)
Other	113	54	60	317	373

	2,288	2,123	2,104	6,658	6,519
Non-interest expense
Human resources	1,630	1,574	1,581	4,845	4,801
Occupancy	201	192	200	589	593
Equipment	195	218	203	614	602
Communications	184	196	195	560	588
Professional fees	113	106	100	332	286
Amortization of other intangibles	16	20	18	55	52
Other	276	254	250	790	864

	2,615	2,560	2,547	7,785	7,786

Net income before income taxes	1,239	1,043	1,099	3,509	3,256
Income taxes	425	315	375	1,160	1,080

Net income before non-controlling interest	814	728	724	2,349	2,176
Non-controlling interest in net income of subsidiaries	31	31	27	90	80

Net income	$783	$697	$697	$2,259	$2,096

Preferred share dividends	12	22	25	57	74

Net income available to common shareholders	$771	$675	$672	$2,202	$2,022

Average number of common shares (in thousands)	660,810	664,634	673,787	663,808	674,004
Earnings per share (in dollars)	$1.17	$1.01	$1.00	$3.32	$3.00
Average number of diluted common shares (in thousands)	667,543	671,398	679,168	670,755	679,422
Diluted earnings per share (in dollars)	$1.16	$1.00	$0.99	$3.28	$2.98

Canadian GAAP

Consolidated statement of changes in shareholders’ equity (unaudited)

	For the three months ended			For the nine months ended

	July 31	April 30	July 31	July 31	July 31
(C$ millions)	2003	2003	2002	2003	2002

Preferred shares
Balance at beginning of period	$1,502	$1,532	$1,699	$1,545	$2,024
Redeemed for cancellation	(645)	—	—	(645)	(318)
Translation adjustment on shares denominated in foreign currency	(16)	(30)	5	(59)	(2)

Balance at end of period	841	1,502	1,704	841	1,704

Common shares
Balance at beginning of period	7,030	7,046	7,027	6,979	6,940
Issued	42	38	40	156	169
Purchased for cancellation	(53)	(54)	(34)	(116)	(76)

Balance at end of period	7,019	7,030	7,033	7,019	7,033

Contributed surplus
Balance at beginning of period	80	81	41	78	33
Renounced stock appreciation rights, net of related income taxes	3	(2)	—	—	—
Stock options granted	1	1	4	6	12

Balance at end of period	84	80	45	84	45

Retained earnings
Balance at beginning of period	10,465	10,616	9,804	10,181	9,168
Net income	783	697	697	2,259	2,096
Preferred share dividends	(12)	(22)	(25)	(57)	(74)
Common share dividends	(284)	(285)	(256)	(836)	(756)
Premium paid on common shares purchased for cancellation	(243)	(239)	(134)	(522)	(318)
Issuance costs, net of related income taxes	(4)	—	—	(4)	(1)
Change in unrealized foreign currency translation gains and losses	(234)	(785)	238	(1,174)	100
Impact of hedging unrealized foreign currency translation gains and losses, net of related income taxes	131	483	(235)	755	(126)

Balance at end of period	10,602	10,465	10,089	10,602	10,089

Shareholders’ equity at end of period	$18,546	$19,077	$18,871	$18,546	$18,871

Canadian GAAP

Consolidated statement of cash flows (unaudited)

	For the three months ended			For the nine months ended

	July 31	April 30	July 31	July 31	July 31
(C$ millions)	2003	2003	2002	2003	2002

Cash flows from operating activities
Net income	$783	$697	$697	$2,259	$2,096
Adjustments to determine net cash provided by (used in) operating activities
Provision for credit losses	170	211	216	581	830
Depreciation	98	100	111	299	305
Amortization of other intangibles	16	20	18	55	52
Deferred income taxes	132	57	(22)	234	(78)
Gain on sale of premises and equipment	(5)	(3)	(12)	(13)	(37)
Gain on loan securitizations	(19)	(6)	(10)	(25)	(42)
Loss (gain) on sale of investment account securities	14	(42)	15	(18)	4
Changes in operating assets and liabilities
Net change in accrued interest receivable and payable	14	42	68	67	(231)
Current income taxes	(2)	383	(49)	257	303
Derivative-related assets	1,344	632	(9,203)	(4,482)	(2,928)
Derivative-related liabilities	(1,074)	(1,304)	9,988	3,584	4,148
Trading account securities	3,883	(4,101)	(4,343)	(3,586)	(10,386)
Obligations related to securities sold short	(462)	2,765	328	2,682	245
Other	514	107	(1,516)	107	(640)

Net cash provided by (used in) operating activities	5,406	(442)	(3,714)	2,001	(6,359)

Cash flows from investing activities
Change in interest-bearing deposits with banks	483	(1,904)	692	(19)	(1,556)
Change in loans, net of loan securitizations	(4,006)	(1,110)	(1,657)	(4,176)	(2,194)
Proceeds from loan securitizations	434	308	742	742	1,490
Proceeds from sale of investment account securities	4,688	3,576	5,314	11,635	12,887
Proceeds from maturity of investment account securities	5,417	5,632	2,766	16,504	11,244
Purchases of investment account securities	(14,781)	(8,146)	(6,874)	(34,231)	(24,142)
Change in loan substitute securities	46	(10)	16	58	37
Net acquisitions of premises and equipment	(91)	(58)	(130)	(224)	(288)
Change in assets purchased under reverse repurchase agreements	(4,781)	787	(1,565)	(6,037)	932
Net cash used in acquisition of subsidiaries	22	—	(159)	(172)	(159)

Net cash used in investing activities	(12,569)	(925)	(855)	(15,920)	(1,749)

Cash flows from financing activities
Change in deposits	5,296	2,982	6,833	12,096	9,264
Issue of RBC Capital Trust II Securities (RBC TruCS)	900	—	—	900	—
Issue of subordinated debentures	—	—	—	—	635
Repayment of subordinated debentures	—	—	—	—	(101)
Redemption of preferred shares for cancellation	(645)	—	—	(645)	(318)
Issuance costs	(4)	—	—	(4)	(1)
Issue of common shares	41	35	39	147	149
Purchase of common shares for cancellation	(296)	(293)	(168)	(638)	(394)
Payment of dividends	(308)	(290)	(281)	(887)	(823)
Change in obligations related to assets sold under repurchase agreements	2,485	(1,283)	(2,610)	3,480	(1,234)
Change in short-term borrowings of subsidiaries	(501)	(116)	1,160	(590)	1,366

Net cash provided by financing activities	6,968	1,035	4,973	13,859	8,543

Net change in cash and due from banks	(195)	(332)	404	(60)	435
Cash and due from banks at beginning of period	2,669	3,001	1,823	2,534	1,792

Cash and due from banks at end of period	$2,474	$2,669	$2,227	$2,474	$2,227

Supplemental disclosure of cash flow information
Amount of interest paid in period	$1,870	$1,748	$1,902	$5,566	$6,263
Amount of income taxes paid in period	$379	$417	$231	$1,555	$631

Canadian GAAP

Notes to the interim consolidated financial statements (unaudited)

These unaudited interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended October 31, 2002. Certain comparative amounts have been reclassified to conform to the current period’s presentation.

Note 1 Significant accounting policies

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies as set out in Note 1 to the consolidated financial statements for the year ended October 31, 2002 on pages 72A to 75A in the 2002 Annual Report, except as noted below.

Hedging relationships

We early adopted Accounting Guideline 13, Hedging Relationships (AcG 13), effective November 1, 2002, the details of which can be found on page 75A of our Annual Report 2002. Non-trading derivatives that did not qualify for hedge accounting under AcG 13 were recorded at fair value on the balance sheet on November 1, 2002. This resulted in assets and liabilities increasing by $428 million and $395 million, respectively, on adoption.

Stock-based compensation

We adopted the fair value method of accounting recommended by the Canadian Institute of Chartered Accountants (CICA) in Section 3870, Stock-based Compensation and Other Stock-based Payments, prospectively for new awards granted after November 1, 2002 resulting in additional compensation expense of $1 million this quarter for stock options granted this year. The fair value of these options was determined to be $11.60 using an option pricing model with the following assumptions: (i) risk-free interest rate of 4.61%, (ii) expected option life of 6 years, (iii) expected volatility of 20% and (iv) expected dividends of 2.95%.

     We have provided pro forma disclosure, which demonstrates the effect of the fair value method on awards granted before November 1, 2002, as indicated below:

Pro forma net income and earnings per share

	As reported,					Pro forma,

	for the three months ended			for the nine months ended		for the three months ended			for the nine months ended

	July 31	April 30	July 31	July 31	July 31	July 31	April 30	July 31	July 31	July 31
	2003	2003	2002	2003	2002	2003	2003	2002	2003	2002

Net income	$783	$697	$697	$2,259	$2,096	$775	$688	$689	$2,233	$2,073
Earnings per share	1.17	1.01	1.00	3.32	3.00	1.15	1.00	0.99	3.28	2.97
Diluted earnings per share	1.16	1.00	0.99	3.28	2.98	1.14	0.99	0.98	3.25	2.95

Guarantees

In January 2003, the CICA issued Accounting Guideline 14, Disclosure of Guarantees (AcG 14), which clarifies disclosure requirements for certain guarantees. The effective date is for financial statements of interim and annual periods beginning on or after January 1, 2003. The adoption of AcG 14 did not have a significant impact on our financial position or results of operations.

     In the normal course of business, we enter into numerous agreements that may contain features which meet the AcG 14 definition of a guarantee. AcG 14 defines a guarantee to be a contract (including an indemnity) that contingently requires us to make payments (either in cash, financial instruments, other assets, shares of our stock or provision of services) to a third party based on (i) changes in an underlying interest rate, foreign exchange rate, equity or commodity instrument, index or other variable, that is related to an asset, a liability or an equity security of the counterparty, (ii) failure of another party to perform under an obligating agreement or (iii) failure of another third party to pay its indebtedness when due. The maximum potential amount of future payments represents the amounts that could be lost under guarantees if there were a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions, insurance policies or from collateral held or pledged.

     The table below summarizes significant guarantees we have provided to third parties.

Maximum potential amount
of future payments

Backstop liquidity facilities	$22,187
Credit derivatives/written put options (1)	13,497
Financial standby letters of credit	10,304
Credit enhancements	5,689
Performance guarantees	3,034
Mortgage loans sold with recourse	527

(1)	The notional amount of the contract approximates maximum potential amount of future payments.

Backstop liquidity facilities are provided to asset-backed commercial paper conduit programs (programs) administered by us and third parties, as an alternative source of financing in the event that such programs are unable to access commercial paper markets, or in limited circumstances, when pre-determined performance measures of the financial assets owned by these programs are not met. The liquidity facilities’ duration can range up to one year. The terms of the backstop liquidity facilities do not require us to advance money to these programs in the event of bankruptcy or to purchase non-performing or defaulted assets. None of the backstop liquidity facilities that we have provided have been drawn upon.

     Our clients may enter into credit derivatives or written put options for speculative or hedging purposes. AcG 14 defines guarantees to include derivative contracts that contingently require us to make payments to a guaranteed party based on changes in an underlying that relate to an asset, liability or equity security of a guaranteed party. We have only disclosed amounts for transactions where it would be probable, based on the information available to us, that the client would use the credit derivative or written put option to protect against changes in an underlying that is related to an asset, a liability or an equity security held by the client. We enter into written credit derivatives that are over-the-counter contractual agreements to compensate another party, a corporate or government entity, for their financial loss following the occurrence of a credit event in relation to a specified reference obligation, such as a bond or loan. The term of these credit derivatives varies based on the contract and can range up to ten years. We enter into written put options that are contractual agreements under which we grant the purchaser, a corporate or government entity, the right, but not the obligation to sell, by or at a set date, a specified amount of a financial instrument at a predetermined price. Written put options that typically qualify as guarantees include foreign exchange contracts, equity based contracts and certain commodity based contracts. The term of these options varies based on the contract and can range up to five years.

     Financial standby letters of credit and performance guarantees represent irrevocable assurances that we will make payments in the event that a client cannot meet its obligations to third parties. The term of these guarantees can range up to four years. Our policy for requiring collateral security with respect to these instruments and the types of collateral security held is generally the same as for loans.

     We provide partial credit enhancement to multi-seller programs administered by us to protect commercial paper investors in the event that the third party credit enhancement supporting the various asset pools proves to be insufficient to prevent a default of one or more of the asset pools. Each of the asset pools is structured to achieve a high investment grade credit profile through credit enhancement related to each transaction. The term of these credit facilities is between one and five years.

     Through our various agreements with investors, we may be required to repurchase U.S. originated mortgage loans sold to an investor if the loans are uninsured for greater than one year, or refund any premium received where mortgage loans are prepaid or default within 120 days. The mortgage loans are fully collateralized by residential properties.

     In the normal course of our operations, we provide indemnifications which are often standard contractual terms to counterparties in transactions such as purchase and sale contracts, service agreements, director/officer contracts and leasing transactions. These indemnification agreements may require us to compensate the counterparties for costs incurred as a result of changes in laws and regulations (including tax legislation) or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based upon the contract. The nature of the indemnification agreements prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay to counterparties. Historically, we have not made any significant payments under such indemnifications.

Future accounting changes

Consolidation of Variable Interest Entities

In June 2003, the CICA issued Accounting Guideline 15, Consolidation of Variable Interest Entities. The Guideline is harmonized with FASB Interpretation No. 46, Consolidation of Variable Interest Entities, and provides guidance for applying the principles in Section 1590, Subsidiaries, to certain special purpose entities. The new Guideline will require enterprises to identify “Variable Interest Entities” (VIEs) in which they have an interest, determine whether they are the Primary Beneficiary of such entities and, if so, to consolidate them. A VIE is an entity in which either the equity is not sufficient to permit that entity to finance its activities without external support, or equity investors lack either voting control, an obligation to absorb expected losses, or the right to receive expected residual returns. A Primary Beneficiary is the enterprise that will absorb a majority of a VIE’s expected losses, receive a majority of its expected residual returns, or both. A Primary Beneficiary or other entity having a significant variable interest in a VIE will provide disclosures to enable the users of financial statements to understand and evaluate its interest in the VIE. The Guideline will be effective for all annual and interim periods beginning on or after January 1, 2004.

Liabilities and equity

The Accounting Standards Board (AcSB) of the CICA has proposed, subject to comments received by August 31, 2003, to amend Section 3860, Financial Instruments: Disclosure and Presentation, to require obligations that can be settled, at the issuer’s

Canadian GAAP

option, by a variable number of the issuer’s own equity instruments be presented as liabilities. The AcSB plans to finalize the proposed revisions so that they become effective for all periods beginning on or after January 1, 2004 and are applied retroactively.

Financial instruments

On March 31, 2003, the CICA issued three exposure drafts: Financial Instruments — Recognition and Measurement, Hedges and Comprehensive Income, which further harmonized with U.S. accounting standards. Although not final, these exposure drafts are expected to require primarily the following:

     Securities will be classified as either Held to maturity, held for trading or Available for sale. Held to maturity classification will be restricted to fixed maturity instruments that we intend and are able to hold to maturity. These will be accounted for at amortized cost. In addition to the securities acquired for selling in the near term, held for trading classification will be permitted for any financial instrument on its initial recognition. Instruments held for trading will be accounted for at fair value with realized and unrealized gains and losses reported in net income. The remaining securities will be classified as Available for sale. These will be measured at fair value with unrealized gains and losses, not affecting net income, but reported in a new category in Shareholders’ equity called Other comprehensive income.

     Derivatives will be classified as held for trading unless designated as hedging instruments. All derivatives will be measured at fair value. For derivatives that hedge the changes in fair value of an asset or liability, changes in the derivatives’ fair value will be reported in net income and offset by changes in the fair value of the hedged asset or liability attributable to the risk being hedged. For derivatives that hedge variability in cash flows, the effective portion of changes in the derivatives’ fair value will be initially recognized in the new category, Other comprehensive income. These will subsequently be reclassified to net income in the periods net income is affected by the variability in the cash flows of the hedged item.

     Other comprehensive income will be a new category in Shareholders’ equity including, in addition to the items mentioned above, unrealized foreign currency translation gains and losses, net of hedging activities.

     The final accounting standards are expected to be effective for fiscal years beginning on or after October 1, 2004.

Note 2 Acquisitions

Acquisition of Business Men’s Assurance Company of America

On May 1, 2003, RBC Insurance acquired all the outstanding common shares of Business Men’s Assurance Company of America (BMA) from Generali Group, the Trieste, Italy-based insurer. Immediately prior to the acquisition, BMA transferred its existing reinsurance operations, including all reinsurance-related assets and liabilities, to an affiliate and those operations remain owned by Generali Group. As acquired, BMA’s operations consist of an inforce block of approximately 135,000 traditional life insurance policies and annuities as well as a distribution network for variable insurance products. In a related transaction, RBC Dain Rauscher acquired BMA’s mutual fund company, Jones & Babson Inc. (J&B). The acquisitions will provide further cross-selling opportunities while adding scale to our insurance administration operations. The results of the acquisitions were included in our consolidated financial statements effective May 1, 2003.

     The acquisitions had a purchase price, including direct costs, of approximately US$207 million, comprising approximately US$188 million and US$19 million for BMA and J&B, respectively. The acquisitions were accounted for using the purchase method. For J&B, the excess of the purchase price over the fair value of net tangible assets acquired was allocated primarily to goodwill of approximately US$13 million. The goodwill for J&B is not tax deductible.

Acquisition of Provident Financial Group Inc.

On July 10, 2003, RBC Centura Bank announced an agreement to acquire the operations of Cincinnati, Ohio-based Provident Financial Group Inc. (Provident). The operations include all of Provident’s operations in Florida comprising 13 branches serving areas of western Florida.

     The purchase consideration is comprised of US$75 million cash and the assumption of net tangible liabilities valued at approximately US$30 million. This amount represents total excess consideration of approximately US$105 million and will be allocated to core deposit intangibles and goodwill of US$15 million and US$90 million, respectively. Subject to customary closing conditions, including U.S. and Canadian regulatory approvals, the acquisition is expected to close in the fall of 2003.

Acquisition of Sterling Capital Mortgage Company

On July 17, 2003, RBC Mortgage Company announced an agreement to acquire all the outstanding common shares of Sterling Capital Mortgage Company (SCMC), the residential mortgage operations of Sterling Bancshares, Inc., a bank holding company based in Houston, Texas. SCMC’s operations include 110 branch locations in 16 states and 16 Affiliated Business Arrangements, which SCMC co-owns in partnership with residential home builders.

     The purchase price is estimated at US$100 million cash. The excess of the purchase price over the fair value of net tangible assets acquired of approximately US$78 million will represent primarily goodwill. Subject to customary closing conditions, including U.S. and Canadian regulatory approvals, the acquisition is expected to close in the fall of 2003.

Note 3 Securitizations

During the quarter, we securitized $1.3 billion of government guaranteed residential mortgage loans through the creation of mortgage-backed securities, and initially sold $300 million of those securities. We received net cash proceeds of $299 million and retained the rights to future excess interest of $16 million on the residential mortgages. A pre-tax gain on sale, net of transaction costs, of $15 million was recognized in Securitization revenues. Mortgage-backed securities, created and unsold, remain on the Consolidated balance sheet and are classified as Investment account securities.

     During the quarter, we sold $131 million of commercial mortgages to a securitization trust. We received net cash proceeds of $135 million and recognized a pre-tax gain on sale, net of transaction costs, of $4 million in Securitization revenues. While we continue to service the commercial mortgages, we did not retain the rights to any future excess interest.

Note 4 Significant capital transactions

On May 26, 2003, we redeemed for cash all of the issued and outstanding Noncumulative First Preferred Shares Series J amounting to $300 million and US$ Noncumulative First Preferred Shares Series K amounting to US$250 million.

     On June 20, 2003, we announced the renewal of our normal course issuer bid to purchase, for cancellation, up to 25 million of our common shares through the facilities of the Toronto Stock Exchange. Under this bid, purchases may be made for a one-year period commencing on June 24, 2003. Under our previous normal course issuer bid which expired on June 23, 2003, we repurchased 18,448,237 common shares at an average price of $54.99. During the quarter, we repurchased 5,010,800 common shares at an average price of $58.94.

     On July 23, 2003, RBC Capital Trust II (Trust II), an open-ended trust established by us, issued $900 million Innovative Tier 1 capital, Trust Capital Securities — Series 2013 (“RBC TruCS — Series 2013”). We consolidate Trust II and report the RBC TruCS — Series 2013 as Non-controlling interest in subsidiaries on the Consolidated balance sheet.

Note 5 Contingencies

On June 21, 2002, a week before it was due to pay Royal Bank of Canada US$517 million plus interest under the terms of a total return swap, which is recorded in Other assets, Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank) initiated an action against us in New York state court in an effort to nullify its obligation under the swap. On June 24, 2002, we instituted proceedings against Rabobank in the High Court in London, alleging that Rabobank had repudiated its obligation under the swap. At present, both the New York and the London actions are proceeding. Management expects to recover this amount in its entirety and accordingly a provision for loss has not been recorded.

     Subsequent to quarter-end, we reached a settlement agreement with Enron Corporation, the Enron Creditors’ Committee and Rabobank under which we will receive a settlement currently valued at approximately US$195 million plus interest. The settlement will reduce the amount owing by Rabobank under the terms of the total return swap by the same amount and will not otherwise affect the ongoing litigation with Rabobank. The settlement agreement is subject to court approval.

     Various other legal proceedings are pending that challenge certain of our practices or actions. Management considers that the aggregate liability resulting from these proceedings will not be material.

Note 6 Results by business and geographic segments (1)

a) Quarterly earnings by business segment

	RBC Banking			RBC Insurance			RBC Investments			RBC Capital Markets

	Q3	Q2	Q3	Q3	Q2	Q3	Q3	Q2	Q3	Q3	Q2	Q3
	03	03	02	03	03	02	03	03	02	03	03	02

Net interest income	$1,422	$1,352	$1,365	$83	$58	$54	$103	$107	$91	$85	$103	$110
Other income	540	535	505	88	102	63	801	721	807	601	513	520

Gross revenues	1,962	1,887	1,870	171	160	117	904	828	898	686	616	630
Provision for credit losses	135	158	145	—	—	—	—	—	—	42	58	76
Non-interest expense	1,163	1,156	1,117	120	105	102	733	732	772	420	394	414
Income taxes and non-controlling interest	248	215	231	(5)	—	(13)	58	28	43	82	69	47

Net income	$416	$358	$377	$56	$55	$28	$113	$68	$83	$142	$95	$93

Canadian GAAP

	RBC Global Services			Other			Total

	Q3	Q2	Q3	Q3	Q2	Q3	Q3	Q2	Q3
	03	03	02	03	03	02	03	03	02

Net interest income	$42	$37	$36	$1	$34	$102	$1,736	$1,691	$1,758
Other income	214	198	211	44	54	(2)	2,288	2,123	2,104

Gross revenues	256	235	247	45	88	100	4,024	3,814	3,862
Provision for credit losses	—	2	2	(7)	(7)	(7)	170	211	216
Non-interest expense	180	176	168	(1)	(3)	(26)	2,615	2,560	2,547
Income taxes and non-controlling interest	27	20	29	46	14	65	456	346	402

Net income	$49	$37	$48	$7	$84	$68	$783	$697	$697

b) Quarterly earnings by geographic segment

	July 31				April 30				July 31
	2003				2003				2002

	Canada	U.S. (2)	Other Int’l	Total	Canada	U.S. (2)	Other Int’l	Total	Canada	U.S. (2)	Other Int’l	Total

Net interest income	$1,319	$352	$65	$1,736	$1,274	$334	$83	$1,691	$1,362	$313	$83	$1,758
Other income	1,266	689	333	2,288	1,105	704	314	2,123	1,094	739	271	2,104

Gross revenues	2,585	1,041	398	4,024	2,379	1,038	397	3,814	2,456	1,052	354	3,862
Provision for credit losses	133	27	10	170	181	13	17	211	142	52	22	216
Non-interest expense	1,533	865	217	2,615	1,488	868	204	2,560	1,456	883	208	2,547
Income taxes and non-controlling interest	389	54	13	456	259	61	26	346	358	42	2	402

Net income	$530	$95	$158	$783	$451	$96	$150	$697	$500	$75	$122	$697

(1)	For management reporting purposes, our operations are grouped into the business segments of RBC Banking, RBC Insurance, RBC Investments, RBC Capital Markets and RBC Global Services. The Other segment mainly comprises Corporate Treasury, Corporate Resources, Systems & Technology and Real Estate Operations. The business segments operate on an arm’s-length basis with respect to the purchase and sale of intra-group services. Transfer pricing of funds sold or purchased, commissions, or charges and credits for services rendered are generally at market rates. For geographic reporting purposes our operations are grouped into Canada, United States and Other International. Canadian-based activities of international money market units are included in United States and Other International.

(2)	U.S. segment results include Net income from our U.S. acquisitions (including RBC Centura, RBC Dain Rauscher and RBC Liberty) of $77 million, $70 million and $40 million for the quarters ended July 31, 2003, April 30, 2003 and July 31, 2002, respectively.

c) Nine-month earnings by business segment

	RBC Banking		RBC Insurance		RBC Investments		RBC Capital Markets

	2003	2002	2003	2002	2003	2002	2003	2002

Net interest income	$4,168	$4,131	$208	$158	$326	$275	$297	$429
Other income	1,639	1,564	289	221	2,289	2,491	1,731	1,596

Gross revenues	5,807	5,695	497	379	2,615	2,766	2,028	2,025
Provision for credit losses	423	504	—	—	—	(2)	177	348
Non-interest expense	3,498	3,367	348	307	2,190	2,413	1,240	1,220
Income taxes and non-controlling interest	702	698	(9)	(29)	141	109	230	120

Net income	$1,184	$1,126	$158	$101	$284	$246	$381	$337

	RBC Global Services		Other		Total

	2003	2002	2003	2002	2003	2002

Net interest income	$124	$103	$94	$257	$5,217	$5,353
Other income	613	613	97	34	6,658	6,519

Gross revenues	737	716	191	291	11,875	11,872
Provision for credit losses	2	7	(21)	(27)	581	830
Non-interest expense	527	502	(18)	(23)	7,785	7,786
Income taxes and non-controlling interest	74	81	112	181	1,250	1,160

Net income	$134	$126	$118	$160	$2,259	$2,096

d) Nine-month earnings by geographic segment

	2003				2002

	Canada	U.S. (2)	Other Int’l	Total	Canada	U.S. (2)	Other Int’l	Total

Net interest income	$3,985	$1,033	$199	$5,217	$4,128	$903	$322	$5,353
Other income	3,465	2,180	1,013	6,658	3,475	2,254	790	6,519

Gross revenues	7,450	3,213	1,212	11,875	7,603	3,157	1,112	11,872
Provision for credit losses	417	81	83	581	445	335	50	830
Non-interest expense	4,490	2,654	641	7,785	4,460	2,718	608	7,786
Income taxes and non-controlling interest	1,016	179	55	1,250	1,115	5	40	1,160

Net income	$1,527	$299	$433	$2,259	$1,583	$99	$414	$2,096

(1)	For management reporting purposes, our operations are grouped into the business segments of RBC Banking, RBC Insurance, RBC Investments, RBC Capital Markets and RBC Global Services. The Other segment mainly comprises Corporate Treasury, Corporate Resources, Systems & Technology and Real Estate Operations. The business segments operate on an arm’s-length basis with respect to the purchase and sale of intra-group services. Transfer pricing of funds sold or purchased, commissions, or charges and credits for services rendered are generally at market rates. For geographic reporting purposes our operations are grouped into Canada, United States and Other International. Canadian-based activities of international money market units are included in United States and Other International.

(2)	U.S. segment results include Net income from our U.S. acquisitions (including RBC Centura, RBC Dain Rauscher and RBC Liberty) of $226 million and $112 million for the nine-month periods ended July 31, 2003 and July 31, 2002, respectively.

Canadian GAAP

Note 7 Reconciliation of Canadian and United States generally accepted accounting principles

	Three	Nine
	months ended	months ended	As at July 31

	July 31	July 31
	2003	2003	2003	2003

			Shareholders’
	Net income	Net income	equity	Assets

Canadian GAAP	$783	$2,259	$18,546	$403,979
Insurance accounting	1	13	92	3,427
Costs of stock appreciation rights	—	8	14	(7)
Derivative instruments and hedging activities (1)	(20)	(54)	(38)	657
Reclassification of securities (2)	5	(11)	82	82
Guarantees (3)	—	—	—	56
Additional pension obligation	—	—	(293)	167
Trade date accounting	—	—	—	(253)
Variable Interest Entities (4)	2	2	5	44
Other	(8)	(19)	16	935
Tax impact of above differences	13	34	n.a.	n.a.

U.S. GAAP	$776	$2,232	$18,424	$409,087

Earnings per share	$1.16
Diluted earnings per share	$1.14

	Three	Nine
	months ended	months ended	As at July 31

	July 31	July 31
	2002	2002	2002	2002

			Shareholders’
	Net income	Net income	equity	Assets

Canadian GAAP	$697	$2,096	$18,871	$373,441
Insurance accounting	32	57	59	1,296
Costs of stock appreciation rights	(6)	23	13	(9)
Derivative instruments and hedging activities (1)	13	33	(120)	794
Reclassification of securities (2)	—	—	109	109
Additional pension obligation	—	—	(17)	12
Trade date accounting	—	—	—	46
Other	(8)	(23)	28	1,847
Tax impact of above differences	(6)	(20)	n.a.	n.a.

U.S. GAAP	$722	$2,166	$18,943	$377,536

Earnings per share	$1.04
Diluted earnings per share	$1.02

	Three
	months ended	As at April 30

	April 30
	2003	2003	2003

		Shareholders’
	Net income	equity	Assets

Canadian GAAP	$697	$19,077	$392,088
Insurance accounting	1	98	1,728
Costs of stock appreciation rights	7	10	(9)
Derivative instruments and hedging activities (1)	(23)	(47)	598
Reclassification of securities (2)	—	211	211
Guarantees (3)	—	—	34
Additional pension obligation	—	(293)	167
Trade date accounting	—	—	2,316
Other	(4)	28	1,052
Tax impact of above differences	11	n.a.	n.a.

U.S. GAAP	$689	$19,084	$398,185

Earnings per share	$1.00
Diluted earnings per share	$0.99

n.a. — not applicable

For a complete discussion of U.S. and Canadian GAAP differences see Note 23 to the consolidated financial statements for the year ended October 31, 2002, on page 97A of the 2002 Annual Report.

(1)	Under U.S. GAAP, all derivatives are recorded on the balance sheet at fair value. Changes in the fair value of derivatives are recorded in Net income, or if the derivative is designated and to the extent it functions effectively as a cash flow hedge, in Other comprehensive income within Shareholders’ equity. For derivatives designated as fair value hedges, the changes recorded in Net income are generally offset by changes in the fair value of the hedged item attributable to the risk being hedged. The changes recorded in Other comprehensive income are subsequently amortized to Net income to offset the effects of interest rate variability on cash flows of the hedged item. Under Canadian GAAP, derivatives used in sales and trading activities and non-trading derivatives that do not qualify for hedge accounting are recorded on the balance sheet at fair value with changes in fair value recorded in Net income. Non-trading derivatives that did not qualify for hedge accounting on the adoption of AcG 13 are recorded at fair value with transition gains or losses being recognized in income as the original hedged item affects Net income. Where derivatives have been designated and function effectively as hedges, income or expense is recognized over the life of the hedged assets or liabilities as adjustments to interest income or interest expense. Recording derivatives and hedging activities in accordance with U.S. GAAP would decrease Net income by $13 million for the three months ended July 31, 2003, would increase Securities by $58 million, Loans by $57 million, Deposits by $66 million, Subordinated debentures by $340 million, Other assets by $577 million and Other liabilities by $289 million and would decrease Cash resources by $35 million, and Shareholders’ equity by $38 million as at July 31, 2003.

(2)	Under U.S. GAAP, Securities are classified as Trading account or Available for sale. Writedowns to reflect other than temporary impairment in the value of Available for sale securities are included in Loss on sale of securities. Under Canadian GAAP, Securities are classified as Trading account, Investment account or Loan substitute. Writedowns to reflect other than temporary impairment in the value of Investment account securities are included in Loss on sale of securities. Classifying securities in accordance with U.S. GAAP would increase Securities by $129 million, decrease the related deferred income taxes included in Other assets by $47 million and increase Shareholders’ equity by $82 million as at July 31, 2003.

(3)	Under U.S. GAAP, the initial liability for obligations assumed with respect to guarantees issued or modified after December 31, 2002 is recorded on the balance sheet at fair value. Recording the fair value of guarantees in accordance with U.S. GAAP would increase Other assets and Other liabilities each by $56 million as at July 31, 2003.

(4)	Pursuant to FIN 46, Consolidation of Variable Interest Entities, under U.S. GAAP we consolidate Variable Interest Entities (VIEs) created after January 31, 2003 where we are the entity’s Primary Beneficiary. VIEs are entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The Primary Beneficiary is the party that has exposure to a majority of the expected losses and/or expected residual returns of the VIE. Under Canadian GAAP, pending the adoption of Accounting Guideline 15, Consolidation of Variable Interest Entities, we consolidate these entities if we control them for economic benefits and are exposed to the related risks. This quarter a trust that was established to issue Tier 1 capital was consolidated under Canadian GAAP. However, we did not consolidate it under U.S. GAAP as it is a VIE and we are not the Primary Beneficiary. Recording this trust under U.S. GAAP would increase Net income by $2 million for the three months ended July 31, 2003 and increase Securities by $1 million, Deposits by $939 million, Other assets by $43 million, Other liabilities by $1 million, Shareholders’ equity by $5 million and decrease Non-controlling interest in subsidiaries by $901 million as at July 31, 2003.

Canadian GAAP

Appendix: Credit related information (unaudited) (1)

Impaired loans (2)

	July 31	April 30	January 31	October 31	July 31
(C$ millions, except percentage amounts)	2003	2003	2003	2002	2002

Net impaired loans
Residential mortgage	$114	$118	$114	$113	$125
Personal	106	109	113	129	130
Business and government	830	1,014	1,193	1,152	1,198

Total	$1,050	$1,241	$1,420	$1,394	$1,453

Net impaired loans as a % of related loans, acceptances and reverse repurchase agreements
Residential mortgage	0.15%	0.16%	0.16%	0.16%	0.18%
Personal	0.32%	0.34%	0.36%	0.41%	0.41%
Business and government	0.79%	1.00%	1.14%	1.10%	1.13%

Total	0.48%	0.59%	0.67%	0.65%	0.69%

Allowance for credit losses

	For the three months ended			For the nine months ended

	July 31	April 30	July 31	July 31	July 31
(C$ millions, except percentage amounts)	2003	2003	2002	2003	2002

Allowance at beginning of period	$2,335	$2,376	$2,452	$2,314	$2,392
Provision for credit losses	170	211	216	581	830
Write-offs
Residential mortgage	(3)	(2)	(3)	(6)	(9)
Personal	(91)	(114)	(96)	(285)	(312)
Credit card	(50)	(51)	(51)	(144)	(140)
Business and government	(126)	(102)	(243)	(290)	(600)

	(270)	(269)	(393)	(725)	(1,061)
Recoveries
Personal	18	16	18	51	53
Credit card	10	8	10	27	29
Business and government	12	17	16	49	50

	40	41	44	127	132

Net write-offs	(230)	(228)	(349)	(598)	(929)
Acquisition of Admiralty Bancorp, Inc.	—	—	—	8	—
Acquisition of Eagle Bancshares, Inc.	—	—	18	—	18
Adjustments	(10)	(24)	(5)	(40)	21

Allowance at end of period	$2,265	$2,335	$2,332	$2,265	$2,332

Net write-offs (excluding LDCs) as a % of average loans, acceptances and reverse repurchase agreements	0.43%	0.43%	0.66%	0.37%	0.60%
Net write-offs as a % of average loans, acceptances and reverse repurchase agreements	0.43%	0.43%	0.66%	0.37%	0.60%
Allocation of allowance
Residential mortgage	$36	$37	$50	$36	$50
Personal	442	450	468	442	468
Credit card	152	152	152	152	152
Business and government	1,388	1,453	1,427	1,388	1,427

Allocated allowance	2,018	2,092	2,097	2,018	2,097
General unallocated allowance	247	243	235	247	235

Total	$2,265	$2,335	$2,332	$2,265	$2,332

Composition of allowance
Specific, including allowance for loan substitute securities	$849	$922	$885	$849	$885
Country risk	—	—	33	—	33
General allocated	1,169	1,170	1,179	1,169	1,179
General unallocated	247	243	235	247	235

Total allowance for credit losses	$2,265	$2,335	$2,332	$2,265	$2,332

Consisting of:
Allowance for loan losses	$2,156	$2,226	$2,218	$2,156	$2,218
Allowance for off-balance sheet and other items	109	109	109	109	109
Allowance for loan substitute securities	—	—	5	—	5

Total	$2,265	$2,335	$2,332	$2,265	$2,332

Allowance for loan losses as a % of loans, acceptances and reverse repurchase agreements	1.0%	1.0%	1.0%	1.0%	1.0%
Allowance for loan losses as a % of gross impaired loans (coverage ratio), excluding LDCs	114%	103%	94%	114%	94%

(1)	Financial measures are derived from Canadian GAAP consolidated financial statements, unless otherwise noted. Selected definitions are available in the Glossary on pages 103 and 104 of the 2002 Annual Report.

(2)	Impaired loans are net of allowance for specific and country risk.

Canadian GAAP

Share information (unaudited)

	July 31	April 30	July 31
(Number of shares in thousands)	2003	2003	2002

First preferred shares (1)
Non-cumulative Series E	—	—	1,500
Non-cumulative Series J	—	12,000	12,000
US$ Non-cumulative Series K	—	10,000	10,000
Non-cumulative Series N	12,000	12,000	12,000
Non-cumulative Series O	6,000	6,000	6,000
US$ Non-cumulative Series P	4,000	4,000	4,000
Non-cumulative Series S	10,000	10,000	10,000

	32,000	54,000	55,500

Series 2010 and 2011 trust securities issued by RBC Capital Trust (2)	1,400	1,400	1,400
Series 2013 trust securities issued by RBC Capital Trust II (3)	900	—	—
Stock options (4)
Outstanding at end of period	25,880	27,100	29,077
Exercisable at end of period	16,405	17,624	14,520
Common shares	658,612	662,427	671,671

(1)	Details provided in Royal Bank of Canada’s 2002 Annual Report Note 13 on pages 85 and 86 and Note 17 on page 91.

(2)	Reported in Non-controlling interest in subsidiaries on the U.S. and Canadian GAAP Consolidated balance sheets. Conversion features are available in the prospectus dated July 17, 2000 for Series 2010, and in the prospectus dated November 29, 2000 for Series 2011.

(3)	Reported in Non-controlling interest in subsidiaries on the Canadian GAAP Consolidated balance sheet. Conversion features are available in the prospectus dated July 16, 2003.

(4)	During May 2003, 50,000 stock options were granted.

Shareholder information

Corporate headquarters
Street address:
Royal Bank of Canada
200 Bay Street
Toronto, Ontario, Canada
Tel: (416) 974-5151
Fax: (416) 955-7800

Mailing address:
P.O. Box 1
Royal Bank Plaza
Toronto, Ontario
Canada M5J 2J5

Web site:
rbc.com

Transfer Agent
and Registrar

Main Agent
Computershare Trust
Company of Canada

Street address:
1500 University Street
Suite 700
Montreal, Quebec
Canada H3A 3S8
Tel: (514) 982-7888, or
1-866-586-7635
Fax: (514) 982-7635

Mailing address:
P.O. Box 1570, Station “B”
Montreal, Quebec
Canada H3B 3L2

Web site:
computershare.com

Co-Transfer Agent (U.S.)
The Bank of New York
101 Barclay Street
New York, New York
U.S. 10286

Co-Transfer Agent
(United Kingdom)
Computershare Services PLC
Securities Services – Registrars
P.O. Box No. 82, The Pavilions,
Bridgwater Road, Bristol
BS99 7NH England

Stock exchange listings
(Symbol: RY)

Common shares are listed on:
Canada
Toronto Stock Exchange (TSX)
U.S.
New York Stock Exchange (NYSE)
Switzerland
Swiss Exchange (SWX)

All preferred shares are listed on the Toronto Stock Exchange.

Valuation Day price
For capital gains purposes, the Valuation Day (December 22, 1971) cost base for the bank’s common shares is $7.38 per share. This amount has been adjusted to reflect the two-for-one share split of March 1981 and the two-for-one share split of February 1990. The one-for-one share dividend paid in October 2000 did not affect the Valuation Day value for the bank’s common shares.

Shareholder contact
For information about stock transfers, address changes, dividends, lost stock certificates, tax forms, estate transfers, contact:
Computershare Trust
Company of Canada
1500 University Street,
Suite 700
Montreal, Quebec
Canada H3A 3S8
Tel: (514) 982-7888 or
1-866-586-7635.

For other shareholder inquiries, contact:
Investor Relations
Royal Bank of Canada
123 Front Street West,
6th Floor
Toronto, Ontario
Canada M5J 2M2
Tel: (416) 955-7806
or visit our Web site at:
rbc.com/investorrelations.

2003 quarterly earnings release dates

First quarter	Feb. 28
Second quarter	May 30
Third quarter	Aug. 26
Fourth quarter	Nov. 25

Direct deposit service
Shareholders may have their dividends deposited by electronic funds transfer directly to an account at any financial institution that is a member of the Canadian Payments Association. To arrange for this, please contact Computershare Trust Company of Canada at their mailing address.

Institutional investors, brokers and security analysts
For financial information inquiries, contact:
Senior Vice-President,
Investor Relations
Royal Bank of Canada
123 Front Street West,
6th Floor
Toronto, Ontario
Canada M5J 2M2
Tel: (416) 955-7803
Fax: (416) 955-7800

Common share repurchase
The bank is engaged in a normal course issuer bid through the facilities of the Toronto Stock Exchange. During the one-year period ending June 23, 2004, the bank may repurchase up to 25 million shares in the open market at market prices. The amount and timing of the purchases are to be determined by the bank.

A copy of the bank’s Notice of Intention to file a normal course issuer bid may be obtained, without charge, by contacting the Secretary of the bank at the bank’s Toronto mailing address.

2004 Annual Meeting of Common Shareholders
The bank’s Annual Meeting of Common Shareholders will be held on Friday, February 27, 2004, at the Metro Toronto Convention Centre, North Building, Constitution Hall, 255 Front Street West, Toronto, Ontario, Canada.

Dividend dates for 2003
Subject to approval by the Board of Directors.

	Record dates	Payment dates

Common and preferred	Jan. 27	Feb. 24
shares series N, O, P and S	Apr. 23	May 23
	Jul. 23	Aug. 22
	Oct. 27	Nov. 24

Credit ratings

(as at August 26, 2003)	Short-term debt	Senior long-term debt

Moody’s Investors Service	P–1	Aa2
Standard & Poor’s	A–1+	AA–
FitchRatings	F1+	AA
Dominion Bond Rating Service	R–1(middle)	AA (low)